5/14



03050584

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME e-Kong

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34653 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE : 5/19/03

Annual Report 2002


e-K港NG

Contents

Corporate Information	2
Chairman's Statement	3
Business Review and Outlook	4
Management Discussion and Analysis	6
Directors' Report	8
Directors' Profile	21
Auditors' Report	23
Consolidated Income Statement	24
Consolidated Balance Sheet	25
Balance Sheet	26
Consolidated Statement of Changes in Equity	27
Consolidated Cash Flow Statement	28
Notes to the Financial Statements	29
Summary of Results, Assets and Liabilities of the Group	65
Notice of Annual General Meeting	67



Corporate Information

BOARD OF DIRECTORS

Executive Directors

Mr. Richard John Siemens *(Chairman)*
Mr. Kuldeep Saran
Mr. Derrick Francis Bulawa
Mr. Lim Shyang Guey

Non-executive Directors

Mr. William Bruce Hicks
Mr. Shane Frederick Weir
Mr. Matthew Brian Rosenberg

AUDIT COMMITTEE

Mr. Shane Frederick Weir
Mr. Matthew Brian Rosenberg

COMPANY SECRETARY

Ms. Wang Poey Foon, Angela

REGISTERED OFFICE

Clarendon House
Church Street
Hamilton HM 11
Bermuda

PRINCIPAL OFFICE

Room 4101–5
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

SOLICITORS

Angela Wang & Co.
Conyers, Dill & Pearman

AUDITORS

Moores Rowland
Chartered Accountants
Certified Public Accountants

SHARE REGISTRARS

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

HONG KONG BRANCH SHARE REGISTRARS

Secretaries Limited
G/F Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited
Bank of China (Hong Kong) Limited

WEBSITE

www.e-kong.com

STOCK CODE

0524

At the beginning of 2002, e-Kong Group Limited (the "Company", together with its subsidiaries collectively referred to as the "Group") made a strategic decision to focus its efforts and resources on building and growing its ZONE operations into the core operating business. During the year, the ZONE business in the United States, Hong Kong and Singapore have each developed into a sustainable and scalable businesses.

ZONE Hong Kong and ZONE Singapore ("ZONE Asia") achieved their goal of making a positive contribution towards the cashflow of the Group in 2002 in a very competitive environment.

The improved performance by the ZONE business was the key driver for the Group's better operating results for 2002. Revenue from the ZONE business increased by 33.2% to HK$298.5 million compared with HK$224.2 million for the previous year. The increase in turnover, higher gross margins and lower operating costs within the Group, reduced the EBITDA loss from HK$218.1 million in 2001 to HK$109.1 million in 2002.

ZONE US's operating results continue to improve. The revenue grew by 56.3%, increasing from HK$113.6 million in 2001 to HK$177.5 million, while operating losses were reduced from HK$96.9 million in 2001 to HK$81.7 million in 2002. The Group remains optimistic about delivering sustainable revenue growth and improvement in the operating performance of ZONE US in the year 2003.

The management teams for ZONE US and ZONE Asia will focus on operating and growing the businesses to support the Group's goal of achieving positive EBITDA result in 2003. Continuing to reduce operating costs, and maintaining diligent financial control to improve its operational productivity, will remain important priorities for each of these business units.

The Company will continue to implement key corporate initiatives to enhance corporate governance with the objective of increasing shareholders' value and improving transparency. The remuneration, share option and executive management committees, established by the Board to oversee specific aspects of the Company's affairs, have contributed towards achieving the Group's strategic, corporate and business goals.

The Group remains positive about the prospect for growth and improvements in the operating results in 2003. The Group's primary goal for 2003 would be to achieve sustainable increase in the Group's turnover, improve operational efficiency and to attain a positive EBITDA for the Group.

On behalf of the board of directors, I wish to thank our business associates, shareholders and customers for their support and also acknowledge our appreciation for the contribution and dedication of the Group's employees in a competitive business environment.

Richard John Siemens
Chairman
Hong Kong, 10 April 2003

During the year under review, the Group continued its strategic focus on building and growing the ZONE telecommunications business. Revenue from the ZONE business increased by 33.2% to HK$298.5 million compared with HK$224.2 million for the previous year. Through sustainable growth of the ZONE business in the United States, Hong Kong and Singapore, combined with prudent financial control and operational efficiencies, the Group was able to achieve further improvement in its operating results.

The ZONE operation in the United States recorded a revenue growth of 56.3%, increasing from HK$113.6 million in 2001 to HK$177.5 million. The operating loss for ZONE US reduced by 15.7% from HK$96.9 million for the previous year to HK$81.7 million. Its ZoneLD service targeted at residential customers and small businesses continued to increase its subscriber base mainly as a result of customers acquired through its on-line partners. Continued growth is expected to be derived mainly from the ZoneCMS service which is targeted at the enterprise and corporate customers.

In 2002, ZONE Hong Kong and ZONE Singapore collectively accounted for 38.2% of the Group's revenue and achieved positive EBITDA (Earnings before Interest, Taxation, Depreciation and Amortisation). Turnover for ZONE Hong Kong and ZONE Singapore, collectively, increased by 9.5% compared with the previous year from HK$110.6 million to HK$121.1 million.

Improvements in the operating result for ZONE Hong Kong was achieved mainly through increase in operating gross margins, reduction in customer churn and further operational efficiency gains. Looking ahead, ZONE Hong Kong will continue to improve its business performance through targeted sales and marketing initiatives, regular customer retention programs and the introduction of value-added services including fax to e-mail, international call forwarding, short messaging services (SMS) and calling card products aimed at niche markets.

ZONE Singapore achieved sustained growth in its customer base and revenue despite intense competition. ZONE Singapore was successful in securing arrangements with key carrier partners to provide high quality service at competitive price. This has resulted in an increase in the gross margin and has also enabled ZONE Singapore to competitively price its services to the business segment of the market.

Following the divestment of the Group's interest in the event management-related business in January 2003, the revenue contribution from the non-telecom businesses will continue to be less significant in the coming year. In 2002, the revenue derived from the non-telecom subsidiaries was HK$18.2 million, representing 5.8% of the Group's total revenue.

Despite extremely competitive and difficult economic market conditions the Group has managed to record continuous revenue growth in and steady improvements to its operating results in 2002. The Group's key business focus in 2003 would be to continue its revenue growth while keeping tight financial and operational discipline with the objective of achieving positive EBITDA. The Group will focus on increasing its sales and marketing efforts, improving customer retention and introducing additional innovative value-added services in order to improve ZONE's operating results.


Annual Report 2002

FINANCIAL RESULTS

The Group's turnover for the year increased by 20% to HK$316.7 million compared with HK$263.9 million in 2001. The ZONE telecommunications business continues to be the main revenue growth driver of the Group.

The gross profit increased by 80% from HK$49.9 million in 2001 to HK$89.8 million. The gross profit as a percentage of turnover increased from 18.9% for 2001 to 28.3% for 2002 mainly due to the ZONE business being able to negotiate better pricing with the telecommunications carriers.

With the increase in turnover, higher gross margins and lower operating costs within the Group, EBITDA loss improved from HK$218.1 million for 2001 to HK$109.1 million for 2002.

The operating loss for the year was HK$156 million compared with HK$252.8 million for the previous year. Consolidated net loss attributable to shareholders declined to HK$186.3 million from HK$681.3 million. Non-recurring losses for the year, including the provision for diminution in value of investment securities of HK$28 million, were HK$31.1 million compared with HK$427.3 million in 2001.

FINANCIAL RESOURCES, LIQUIDITY AND GEARING RATIO

The Company completed a rights issue of 235,447,100 rights shares of HK$0.01 each at a price of HK$0.12 per rights share in December 2002 immediately after the Capital Reorganisation as mentioned below and raised net proceeds of approximately HK$25 million. The net proceeds are being used as general working capital for the Group's existing telecommunication business.

The Group relied on its internal resources, including the net proceeds from the rights issue, to fund its operations during the year.

Bank balances and cash (excluding pledged deposits) were HK$31.1 million as at 31 December 2002 (2001: HK$111.3 million). The Group had pledged deposits amounting to HK$7.7 million as at 31 December 2002 (2001: HK$7.1 million). The Group had no bank borrowings during the year.

As at 31 December 2002, the Group's liabilities under equipment lease financing amounted to HK$7.4 million (2001: HK$16.3 million).

As at 31 December 2002, the net assets of the Group amounted to HK$196.4 million (2001: HK$357.3 million). The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, was 3.8% (2001: 4.6%).

FOREIGN EXCHANGE RISKS

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong dollars and United States dollars, the Group considers that there is no significant exposure to foreign exchange fluctuations so long as the Hong Kong-United States dollar exchange rate remains pegged.

CONTINGENT LIABILITIES AND COMMITMENTS

As at 31 December 2002, there were no material contingent liabilities and commitments.

CAPITAL REORGANISATION

In November 2002, the Company completed a capital reorganisation exercise implemented by means of capital reduction, share consolidation, share premium cancellation and share subdivision. As a result, immediately prior to the rights issue exercise in December 2002, the issued share capital of the Company was divided into 235,447,100 shares of HK$0.01 each from 4,708,942,008 shares of HK$0.02 each and a total amount of HK$1,288,062,660 arising from the capital reduction and the share premium cancellation were applied towards the elimination of the Company's accumulated losses and the balance thereof credited to the contributed surplus account of the Company. In addition, each board lot of shares in the Company was changed from 4,000 shares of HK$0.02 each to 10,000 shares of HK$0.01 each after the capital reorganisation.

EMPLOYEE REMUNERATION POLICY

As at 31 December 2002, the Group had 214 employees (2001: 226 employees) in Hong Kong and overseas.

The Group's remuneration policies are in line with local market practices where the Group operates and are formulated on the basis of the performance and experience of individual employee. In addition to salary payment, the Group also offers to its employees other fringe benefits including provident fund and medical benefits.

The board of directors (the "Board") of the Company is pleased to present its report and the audited financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31 December 2002.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding and those of its principal subsidiaries are set out in note 10 to the financial statements.

SEGMENTAL INFORMATION

An analysis of the Group's turnover and results by principal business activities and geographical area of operations for the year ended 31 December 2002 is set out in note 25 to the financial statements.

RESULTS AND DIVIDENDS

The results of the Group for the year ended 31 December 2002 are set out in the consolidated income statement on page 24.

The Board of the Company did not recommend the payment of any dividend for the year ended 31 December 2002 (2001: Nil).

GROUP FINANCIAL SUMMARY

A summary of results, assets and liabilities of the Group for the last five financial years is set out on pages 65 and 66.

MAJOR CUSTOMERS AND SUPPLIERS

In the year under review, the aggregate turnover attributable to the five largest customers of the Group accounted for approximately 5% of the Group's total turnover for the year, and sales to the largest customer included therein amounted to approximately 3%.

The aggregate purchases attributable to the five largest suppliers accounted for approximately 48% of the Group's total purchases for the year, and purchases from the largest supplier included therein amounted to approximately 19%.

At any time during the year, neither the directors of the Company, their associates, nor those shareholders which to the knowledge of the directors own more than 5% of the Company's share capital, had any interest in the five largest customers and suppliers.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Company and of the Group during the year are set out in note 9 to the financial statements.

RESERVES

Details of movements in the reserves of the Company and of the Group during the year are set out in note 20 to the financial statements.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Mr. Richard John Siemens *(Chairman)*
Mr. Kuldeep Saran
Mr. Derrick Francis Bulawa
Mr. Lim Shyang Guey

Non-executive directors:

Mr. William Bruce Hicks
Mr. Shane Frederick Weir*
Mr. Matthew Brian Rosenberg*

* *Independent Non-executive Directors*

In accordance with the bye-law 87 of the Company's Bye-laws, Mr. Derrick Francis Bulawa and Mr. Lim Shyang Guey shall retire by rotation at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

DIRECTORS' INTERESTS IN SECURITIES

As at 31 December 2002, the directors and their respective associates had the following interests in the issued share capital of the Company or its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) as notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Section 28 of the SDI Ordinance or the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") or as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance.

	Number of ordinary shares of HK$0.01 each held		
Name of director	Personal interests	Corporate interests	Total interests
Mr. Richard John Siemens	–	100,631,627 *(notes 1 and 2)*	100,631,627
Mr. William Bruce Hicks	2,319,914 *(note 1)*	67,962,428 *(notes 1 and 3)*	70,282,342
Mr. Kuldeep Saran	341,200 *(note 1)*	67,632,428 *(notes 1 and 4)*	67,973,628
Mr. Shane Frederick Weir	10,000 *(note 1)*	–	10,000

Notes:

1. The number of shares was adjusted as a result of capital reorganisation and rights issue in November and December 2002, as detailed in note 18 to the financial statements, respectively.

2. 2,400,000 shares are beneficially owned by Siemens Enterprises Limited, a company controlled by Mr. Richard John Siemens. 98,231,627 shares are beneficially owned by Goldstone Trading Limited, a company controlled by Mr. Siemens.

3. 67,962,428 shares are beneficially owned by Great Wall Holdings Limited, a company controlled by Mr. William Bruce Hicks.

4. 67,632,428 shares are beneficially owned by Future (Holdings) Limited, a company controlled by Mr. Kuldeep Saran.

The interests of the directors in the share options of the Company are separately disclosed under the heading of "Arrangement to enable directors to acquire shares or debentures" below.

Save as disclosed above, none of the directors, the chief executive and/or any of their associates had any interests in the shares or debt securities of the Company or any of its associated corporations (as defined in the SDI Ordinance) as at 31 December 2002 pursuant to the SDI Ordinance and the Model Code.

ARRANGEMENT TO ENABLE DIRECTORS TO ACQUIRE SHARES OR DEBENTURES

In accordance with the Old Share Option Scheme which particulars are further described under the heading of "Share Option Schemes" below, other than 7,751,850 share options granted to directors which were cancelled, there were no share options granted, exercised, cancelled and lapsed during the year.

Details of movements in share options granted to directors and eligible employees under the Old Share Option Scheme during the year and their share options remaining outstanding as at 31 December 2002 were as follows:

				Number of share options					
	Date of grant	Exercisable period	Adjusted exercise price (note 1) HK$	As at 1 January 2002	Adjusted (note 2)	Granted during the year	Exercised during the year	Cancelled/ lapsed during the year	As at 31 December 2002
Director									
Mr. Richard John Siemens	24.01.2000	24.01.2000–24.10.2009	2.30	28,700,000	2,870,000	–	–	(2,870,000)	–
Mr. Derrick Francis Bulawa	25.10.1999	25.10.2000–24.10.2009	1.40	23,961,235	2,396,124	–	–	(2,396,124)	–
	16.11.1999	16.11.2000–24.10.2009	1.60	4,750,000	475,000	–	–	(475,000)	–
	23.12.1999	23.12.2000–24.10.2009	2.00	250,000	25,000	–	–	(25,000)	–
	03.01.2000	03.01.2001–24.10.2009	2.30	25,000	2,500	–	–	(2,500)	–
	25.10.2000	25.10.2001–24.10.2009	1.20	9,532,274	953,226	–	–	(953,226)	–
				38,518,509	3,851,850	–	–	(3,851,850)	–
Mr. Lim Shyang Guey	25.10.1999	25.10.2000–24.10.2009	1.40	4,500,000	450,000	–	–	(450,000)	–
	24.01.2000	21.02.2000–24.10.2009	2.30	1,500,000	150,000	–	–	(150,000)	–
	25.01.2000	01.03.2000–24.10.2009	2.30	500,000	50,000	–	–	(50,000)	–
	03.03.2000	03.04.2000–24.10.2009	7.60	3,800,000	380,000	–	–	(380,000)	–
				10,300,000	1,030,000	–	–	(1,030,000)	–
				77,518,509	7,751,850	–	–	(7,751,850) (note 3)	–

ARRANGEMENT TO ENABLE DIRECTORS TO ACQUIRE SHARES OR DEBENTURES (Cont'd)

				Number of share options					
	Date of grant	Exercisable period	Adjusted exercise price (note 1) HK$	As at 1 January 2002	Adjusted (note 2)	Granted during the year	Exercised during the year	Cancelled/ lapsed during the year	As at 31 December 2002
Employees									
	25.10.1999	25.10.2000–24.10.2009	1.40	13,650,000	1,365,000	–	–	–	1,365,000
	16.11.1999	16.11.2000–24.10.2009	1.60	75,000	7,500	–	–	–	7,500
	23.12.1999	23.12.2000–24.10.2009	2.00	3,700,000	370,000	–	–	–	370,000
	03.01.2000	03.01.2001–24.10.2009	2.30	3,000,000	300,000	–	–	–	300,000
	24.01.2000	21.02.2000–24.10.2009	2.30	6,000,000	600,000	–	–	–	600,000
	25.01.2000	01.03.2000–24.10.2009	2.30	2,000,000	200,000	–	–	–	200,000
	03.03.2000	03.04.2000–24.10.2009	7.60	15,200,000	1,520,000	–	–	–	1,520,000
	03.03.2000	03.03.2001–24.10.2009	7.60	3,150,000	315,000	–	–	–	315,000
	28.04.2000	28.04.2001–24.10.2009	3.30	4,915,000	491,500	–	–	–	491,500
	09.08.2000	09.08.2001–24.10.2009	2.30	550,000	55,000	–	–	–	55,000
	25.10.2000	25.10.2001–24.10.2009	1.20	400,000	40,000	–	–	–	40,000
	16.05.2001	16.05.2001–01.04.2003	0.80	200,000	20,000	–	–	–	20,000
				52,840,000	5,284,000	–	–	–	5,284,000
TOTAL				130,358,509	13,035,850	–	–	(7,751,850)	5,284,000

ARRANGEMENT TO ENABLE DIRECTORS TO ACQUIRE SHARES OR DEBENTURES (Cont'd)

Notes:

1. The exercise price per share option was adjusted by multiplying by 20 and then being divided by 2 as a result of capital reorganisation and rights issue in November and December 2002, as detailed in note 18 to the financial statements, respectively.

2. The number of share options was adjusted by being divided by 20 with any fraction rounded down to the nearest integer and then multiplying by 2 as a result of capital reorganisation and rights issue in November and December 2002, as detailed in note 18 to the financial statements, respectively.

3. Deed of Cancellation was entered into between the Company and each of Mr. Richard John Siemens, Mr. Derrick Francis Bulawa and Mr. Lim Shyang Guey on 31 December 2002, pursuant to which the said directors voluntarily cancelled their outstanding share options of 7,751,850 in total on 31 December 2002.

As at 31 December 2002, no share options were granted by the Company under the New Share Option Scheme of the Company since its adoption on 28 June 2002. The particulars of the relevant schemes are further described under the heading of "Share Option Schemes" below.

Apart from the above, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable any director or the chief executive of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors, nor the chief executive, nor any of their spouses or children under the age of 18 had any interest in, or had been granted, any right to subscribe for the shares in or debentures of the Company or its associated corporation (within the meaning of the SDI Ordinance), or had exercised any such right during the year.

DIRECTORS' SERVICE CONTRACTS

The independent non-executive directors of the Company entered into service contracts with the Company for an initial one year fixed period ended on 31 December 2002 and thereafter continued until terminated by giving to the other party at least one calender month's notice in writing thereof.

As at 31 December 2002, none of the directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or its subsidiaries which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

DIRECTORS' INTERESTS IN CONTRACT OF SIGNIFICANCE

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2002, the register of substantial shareholders maintained by the Company under section 16(1) of the SDI Ordinance showed that, other than the interests disclosed under the heading of "Directors' interests in securities" above, the following shareholders had an interest of 10% or more of the Company's issued share capital :

Name of shareholder	Number of shares held	Percentage of total issued share capital
Goldstone Trading Limited	98,231,627*	20.9%
Great Wall Holdings Limited	67,962,428*	14.4%
Future (Holdings) Limited	67,632,428*	14.4%

* These interests represent the same interests as corporate interests of Mr. Richard John Siemens (being held through Goldstone Trading Limited), Mr. Kuldeep Saran and Mr. William Bruce Hicks as disclosed in the notes to the description under the heading of "Directors' interests in securities" above.

Save as disclosed above, the Company has not been notified of any other interests representing 10% or more of the Company's issued share capital as at 31 December 2002.

SHARE CAPITAL

Details of movements in the Company's share capital during the year and the purpose of the shares issued are set out in note 18 to the financial statements.


Annual Report 2002

SHARE OPTION SCHEMES

(a) Company

Pursuant to the employee share option scheme of the Company (the "Old Share Option Scheme") adopted in a special general meeting held on 25 October 1999, the directors of the Company might, at their discretion, invite eligible employees of the Group, including executive directors of the Company, to take up options to subscribe for shares in the Company under the terms and conditions stipulated therein. The Old Share Option Scheme was subsequently terminated by the Company in a special general meeting held on 28 June 2002 but the share options granted but not yet exercised thereunder would however remain effective and are bound by terms therein.

On 28 June 2002, the Company adopted a new share option scheme (the "New Share Option Scheme") to comply with the new requirements of Chapter 17 of the Listing Rules. Under the New Share Option Scheme, the Board may at its discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to any company in the Group or any affiliate; and/or (ii) any discretionary trust the discretionary objects of which include any of the foregoing, under the terms and conditions stipulated therein. No share options have ever been granted by the Company under the New Share Option Scheme since adoption.

(b) Subsidiaries

Pursuant to the respective employee share option schemes (the "Old Subsidiary Schemes") adopted by certain subsidiaries of the Company under the terms and conditions of the rules and procedures for share option schemes for subsidiaries of the Company (the "Old Scheme Rules and Procedures") as adopted and approved by the Company in a special general meeting held on 25 April 2001, certain directors and the chief executive of the Company, who are also directors of those subsidiaries, and employees of those subsidiaries were eligible to subscribe for shares in the respective subsidiaries under the terms and conditions stipulated therein. The Old Subsidiary Schemes were subsequently terminated by the subsidiaries upon the cancellation of the Old Scheme Rules and Procedures in a special general meeting of the Company held on 28 June 2002. No share options have ever been granted by the subsidiaries under their respective Old Subsidiary Schemes since adoption.

SHARE OPTION SCHEMES (Cont'd)

(b) Subsidiaries (Cont'd)

On 28 June 2002, the Company adopted new scheme rules and procedures for share option schemes for its subsidiaries (the "New Scheme Rules and Procedures") to comply with the new requirements of Chapter 17 of the Listing Rules. The subsidiaries may adopt their respective share options schemes in terms and conditions of the New Scheme Rules and Procedures, pursuant to which the board of directors of each of the relevant subsidiaries may at its discretion grant their respective share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to the subsidiaries and their subsidiaries, any of their holding companies or any affiliate; and/or (ii) any discretionary trust the discretionary objects of which include any of the foregoing. No subsidiaries have ever adopted their respective share option schemes pursuant to the terms and conditions of the New Scheme Rules and Procedures since adoption.

Summary of principal terms of the New Share Option Scheme and New Scheme Rules and Procedures are as follows:

(i) Purpose

The scheme is designed to enable the board to grant share options to eligible participants as (i) incentives and/or rewards in recognition or acknowledgement of the contributions that eligible participants have made and will make to the group; and (ii) motivation to high calibre employees for high levels of performance in order to enhance long-term shareholder value.

(ii) Maximum number of shares

The total number of shares in respect of which share options may be granted (together with share options exercised and then outstanding) under the scheme and to be granted under any other share option schemes, shall not in aggregate exceed such number of shares representing 10% of the shares in issue as at the date of approval of the scheme unless shareholders' approval has been obtained pursuant to the scheme. (As at the date of the annual report, the total number of shares available for issue under the New Share Option Scheme is 8,582,762, representing 1.8% of the issued share capital of the Company as of that date.)

SHARE OPTION SCHEMES *(Cont'd)*

(ii) Maximum number of shares *(Cont'd)*

The maximum number of shares issued and which may fall to be issued upon the exercise of the share options granted under the scheme and any other share option schemes (including both exercised and outstanding share options) to each eligible participant shall not exceed 1% of the shares in issue for the time being in any 12 month period up to and including the date of grant.

(iii) Exercise period and payment on acceptance of share options

A share option may be exercised in accordance with the terms of the scheme at any time during a period to be determined and notified by the directors to each grantee, subject to a maximum period of 10 years from the date of grant.

A share option shall be deemed to have been granted and accepted and to have taken effect when the duplicate letter comprising acceptance of the offer of the grant of a share option duly signed by the grantee (for the New Share Option Scheme) or the acceptance of the offer of the grant of a share option duly acknowledged by the grantee in such form as the board may from time to time determine (for the New Scheme Rules and Procedures) together with a remittance in favour of the company of HK$1.00 (or its US$ equivalent) in consideration of the grant thereof is received by the company on a business day not later than 28 days from the offer date.

(iv) Basis of determining the subscription price

New Share Option Scheme

Subject to the terms of the scheme and the provisions of the Listing Rules, the subscription price in respect of any share option shall be at least the higher of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheets on the date of grant; and (ii) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets over the 5 business days immediately preceding the date of grant; and (iii) the nominal value of a share.

SHARE OPTION SCHEMES (Cont'd)

(iv) Basis of determining the subscription price (Cont'd)

New Scheme Rules and Procedures

Subject to the terms of the scheme and the provisions of the Listing Rules, the subscription price in respect of any share option shall not be less than the par value of a share provided that if the share option is intended to qualify as an incentive stock option under the tax laws of the United States, the subscription price thereof shall not be less than the fair market value of a share as detailed therein.

(v) Remaining life of the scheme

The scheme will be valid and effective, at the discretion of the board of directors, subject to a maximum period of 10 years from the date of adoption of the scheme.

PARTICULARS OF PRINCIPAL SUBSIDIARIES

Particulars regarding the principal subsidiaries of the Company are set out in note 10 to the financial statements.

LIQUIDITY

As at 31 December 2002, the Group has managed to maintain stable liquidity with cash and cash equivalents of approximately HK$38,795,000 (2001: HK$118,456,000).

BANK LOANS AND OVERDRAFTS

The Group has no bank loans and overdrafts as at 31 December 2002. There was no interest capitalised by the Group during the year.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

RETIREMENT BENEFITS SCHEMES

Since December 2000, the Group, other than overseas subsidiaries, has operated a Mandatory Provident Fund Scheme ("MPF Scheme") under the rules and regulations of the Mandatory Provident Fund Schemes Ordinance for all qualifying employees. The assets of the MPF Scheme are held separately from those of the Group and are under the control of independent trustees. Under the MPF Scheme, both the Group and each of the qualifying employees are required to make monthly contributions at 5% of the qualifying employee's monthly income, up to a maximum of HK$1,000 each per month. The employees may also choose to make voluntary matching contribution above the said maximum level. The contributions from the MPF Scheme charged to the income statement represent contributions payable to the MPF Scheme by the Group, other than overseas subsidiaries, to funds at rates specified in the rules of the MPF Scheme.

The overseas subsidiaries have also operated their pension schemes or similar arrangement for their employees in accordance with the statutory limits prescribed by the relevant legal requirements.

At the balance sheet date, the Group had no significant forfeited contributions which arose upon employees leaving the MPF Scheme and which are available to reduce the contributions payable by the Group in the future years.

PARTICULARS OF DIRECTORS

Biographical details of directors of the Company are set out on pages 21 and 22 under Directors' Profile.

REMUNERATION POLICIES AND EMPLOYEE RELATIONS

As at 31 December 2002, the Group employed 214 full-time employees. The Group has maintained good relationships with its employees.

SUBSEQUENT EVENT

In January 2003, the Group entered into a sale and purchase agreement with an independent third party to dispose of two of the Company's subsidiaries at a consideration of HK$1.5 million. Those subsidiaries held substantially all assets and liabilities acquired, created and assumed by the event management-related business undertaken by the Group.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not, throughout the year ended 31 December 2002, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange.

AUDIT COMMITTEE

The audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the draft audited financial statements for the year ended 31 December 2002.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-laws or the laws of Bermuda although there are no restrictions against such rights under the laws of Bermuda.

AUDITORS

A resolution will be submitted to the forthcoming annual general meeting of the Company to re-appoint the auditors, Messrs. Moores Rowland, *Chartered Accountants, Certified Public Accountants.*

On behalf of the Board
Richard John Siemens
Chairman

Hong Kong, 10 April 2003


Annual Report 2002

Richard John Siemens, 58, Chairman, joined the Group in January 2000. Mr. Siemens is a key figure in the telecommunications industry, and is the Chairman and a founding member of Distacom Communications Limited. He is also a founding member, Co-Chairman and Executive Director of SUNDAY Communications Limited. Born and raised in Canada, Mr. Siemens was trained as a Chartered Accountant and came to Hong Kong in 1979. In 1984, he formed Hutchison Telephone Company Limited in partnership with Hutchison Whampoa and Motorola. While being Group Managing Director of Hutchison Telecommunications Limited, Mr. Siemens was instrumental in the establishing other leading companies including AsiaSat, STAR TV and Metro Radio. He also managed Hutchison's move into the European wireless business with "Orange".

Kuldeep Saran, 51, Vice Chairman, joined the Group in December 2001. Mr. Saran has wide experience of all aspects of telecommunications, and is a leading architect of the Company's strategic development. He is also an Executive Director of Distacom Communications Limited and SUNDAY Communications Limited. Mr. Saran joined Distacom from Deutsche Bank where he was the head of the Asia Pacific telecoms group. Prior to that Mr. Saran was director of planning at Hutchison Telecommunications responsible for the development and execution of new businesses in Europe and Asia. Before moving to Hong Kong in 1992, Mr. Saran was the country head of Motorola for India. He holds a Bachelors degree in Engineering and an M.B.A.

Derrick Francis Bulawa, 39, joined the Group as Chief Executive Officer in September 1999 and was appointed in October 1999 as Executive Director. Mr. Bulawa, founder of the Zone business and President of ZONE Telecom Inc., USA, is currently based in the United States, where he is spearheading the Company's expansion into the market. Mr. Bulawa was among the key founders of STAR TV and also served as Chief Operating Officer for the US based UNIFI Communications. His experience includes over 18 years in the global telecommunications, satellite communications, and data communications business sector. Mr. Bulawa received his Bachelor of Science degree in Electronic Engineering Technology from the DeVry Institute of Technology in the United States.

Lim Shyang Guey, 43, was appointed as Executive Director in October 1999. Mr. Lim is responsible for executing the Group's overall corporate strategy. Prior to coming to Hong Kong, Mr. Lim had worked in New Zealand, Russia, Malaysia and Singapore mainly in the telecommunications and technology-related industries. Mr. Lim holds a Bachelor of Engineering degree and a Master of Engineering degree, both from the University of Auckland in New Zealand.

Directors' Profile *(Cont'd)*

William Bruce Hicks, 41, was appointed as Non-executive Director of the Company in December 2001. He is the Group Managing Director of SUNDAY Communications Limited, a mobile telephone company based in Hong Kong. Mr Hicks is also an Executive Director of Distacom Communications Limited, a major shareholder of SUNDAY. Prior to joining Distacom as partner in 1994, Mr. Hicks was at Hutchison Telecom in Hong Kong and Motorola Inc. in the United States. He received his B.S.E.E. degree from Michigan Technological University in 1983 and an M.B.A. from the International Management Institute in Geneva, Switzerland in 1987. Mr. Hicks, a Canadian citizen, is married with two children.

Shane Frederick Weir, 48, was appointed as Independent Non-executive Director of the Company in August 2001. Mr. Weir is a qualified solicitor and consultant with Weir & Associates, Solicitors & Notaries. Born and educated in Canada, Mr. Weir concentrates on corporate commercial tax and securities matters. He has practiced in Hong Kong since 1985 and for several years was employed in Hong Kong as an associate with Phillips & Vineberg, one of the oldest and most respected commercial law firms in North America. Mr. Weir qualified as a solicitor, barrister, and notary public in Canada and a solicitor in the United Kingdom as well as in Hong Kong.

Matthew Brian Rosenberg, 31, was appointed as Independent Non-executive Director of the Company in August 2001. Mr. Rosenberg is currently the Vice-President of International Sales and Operations for Forgent Networks. His international management experience spans 10 years through Asia, Australia, and Europe. He has successfully developed revenue-generating business models in those regions, primarily in the Telecoms and leading-edge technology sectors. He holds a Bachelor of Arts in Japanese and Spanish from the University of Amherst, Massachusetts.


mri
Moores Rowland

To the members of
e-Kong Group Limited
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 24 to 64 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Moores Rowland
Chartered Accountants
Certified Public Accountants

Hong Kong, 10 April 2003

Consolidated Income Statement

For the year ended 31 December 2002

	Note	2002 HK$'000	2001 HK$'000
Turnover	3	316,746	263,896
Cost of sales		(226,986)	(214,038)
Gross profit		**89,760**	49,858
Other revenue	3	313	4,216
Other income		3,039	–
Distribution costs		(25,428)	(22,370)
Business promotion and marketing expenses		(6,853)	(31,166)
Operating and administrative expenses		(139,661)	(176,615)
Other operating expenses		(77,176)	(76,688)
Loss from operations		(156,006)	(252,765)
Finance costs	4	(1,080)	(1,216)
Intangible assets and goodwill written off	4	–	(114,795)
Provision for diminution in value of investment securities		(27,982)	(72,021)
Unrealised holding loss on other investments		(3,117)	(240,476)
Share of results of associates		1,911	(752)
Loss from ordinary activities before taxation	4	(186,274)	(682,025)
Taxation	6	–	–
Loss from ordinary activities after taxation		(186,274)	(682,025)
Minority interests		–	710
Net loss attributable to shareholders	7 & 20	(186,274)	(681,315)
Loss per share	8		
– Basic		(HK$0.74)	(HK$6.75)
– Diluted		N/A	N/A

e-KONG Group Limited

Consolidated Balance Sheet

As at 31 December 2002

	Note	2002 *HK$'000*	2001 *HK$'000*
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	9	**190,730**	215,428
Interests in associates	11	**-**	4,838
Investment securities	12	**3,452**	31,434
		194,182	251,700
Current assets			
Other investments	13	**91**	47,737
Trade and other receivables	14	**51,908**	54,230
Pledged deposits	15	**7,740**	7,107
Bank balances and cash		**31,055**	111,349
		90,794	220,423
Current liabilities			
Trade and other payables	16	**81,210**	98,556
Current portion of obligations under finance leases	17	**6,566**	11,372
		87,776	109,928
Net current assets		**3,018**	110,495
Total assets less current liabilities		**197,200**	362,195
Long-term liabilities			
Obligations under finance leases	17	**830**	4,885
NET ASSETS		**196,370**	357,310
CAPITAL AND RESERVES			
Issued capital	18	**4,709**	103,665
Reserves	20	**191,661**	253,645
		196,370	357,310

Approved and authorised for issue by the Board of Directors on 10 April 2003

Richard John Siemens
Director

Kuldeep Saran
Director

Balance Sheet

As at 31 December 2002

	Note	2002 HK$'000	2001 HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	9	539	1,115
Interests in subsidiaries	10	184,564	515,300
Interests in associates	11	–	6,806
		185,103	523,221
Current assets			
Trade and other receivables	14	2,168	843
Pledged deposits	15	3,045	3,007
Bank balances and cash		16,336	90,577
		21,549	94,427
Current liabilities			
Trade and other payables	16	10,094	7,337
Net current assets		11,455	87,090
NET ASSETS		196,558	610,311
CAPITAL AND RESERVES			
Issued capital	18	4,709	103,665
Reserves	20	191,849	506,646
		196,558	610,311

Approved and authorised for issue by the Board of Directors on 10 April 2003

Richard John Siemens
Director

Kuldeep Saran
Director

Consolidated Statement of Changes in Equity

For the year ended 31 December 2002

	Share capital HK$'000	Share premium HK$'000	Exchange reserve HK$'000	Capital redemption reserve HK$'000	Goodwill on consolidation HK$'000	Contributed surplus HK$'000	Accumulated losses HK$'000	Total HK$'000
As at 1 January 2001	40,879	1,122,734	(388)	6	(69,335)	-	(252,280)	841,616
Shares issued at premium	62,786	70,638	-	-	-	-	-	133,424
Shares issue expenses	-	(6,131)	-	-	-	-	-	(6,131)
Exchange difference on translation of foreign subsidiaries	-	-	381	-	-	-	-	381
Goodwill on consolidation written off	-	-	-	-	69,335	-	-	69,335
Net loss attributable to shareholders	-	-	-	-	-	-	(681,315)	(681,315)
As at 31 December 2001	103,665	1,187,241	(7)	6	-	-	(933,595)	357,310
Preference shares converted to shares	(9,680)	-	-	-	-	-	-	(9,680)
Shares issued upon preference shares conversion	194	9,486	-	-	-	-	-	9,680
Reduction of nominal value of shares from HK$0.02 each to HK$0.0005 each	(91,824)	-	-	91,824	-	-	-	-
Capital reorganisation	-	(1,196,239)	-	(91,824)	-	607,462	680,601	-
Shares issued at premium on rights issue	2,354	25,899	-	-	-	-	-	28,253
Shares issue expenses	-	(2,926)	-	-	-	-	-	(2,926)
Exchange difference on translation of foreign subsidiaries	-	-	7	-	-	-	-	7
Net loss attributable to shareholders	-	-	-	-	-	-	(186,274)	(186,274)
As at 31 December 2002	**4,709**	**23,461**	**-**	**6**	**-**	**607,462**	**(439,268)**	**196,370**

Consolidated Cash Flow Statement

For the year ended 31 December 2002

	Note	2002 HK$'000	2001 HK$'000
OPERATING ACTIVITIES			
Cash used in operations	21	(101,945)	(191,292)
Interest received		313	4,216
Interest on obligations under finance leases		(1,080)	(1,216)
Net cash used in operating activities		(102,712)	(188,292)
INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(24,777)	(134,564)
Purchase of intangible assets		–	(4,313)
Purchase of investment securities and other investments		–	(131,294)
Proceeds from disposal of property, plant and equipment		713	1,181
Proceeds from disposal of other investments		30,664	23,200
Net (repayment from)/advances to associates		(15)	7,195
Purchase of a subsidiary (net of cash and cash equivalents acquired)		–	(1,603)
Disposal of subsidiaries (net of cash and cash equivalents disposed)		–	15,000
Net cash generated from/(used in) investing activities		6,585	(225,198)
FINANCING ACTIVITIES			
Issue of shares		25,327	127,293
Capital contributed by minority shareholders		–	591
Repayment of obligations under finance leases		(8,861)	(8,926)
Net cash generated from financing activities		16,466	118,958
Net decrease in cash and cash equivalents		(79,661)	(294,532)
Cash and cash equivalents as at 1 January		118,456	412,988
Cash and cash equivalents as at 31 December		38,795	118,456
Analysis of the balances of cash and cash equivalents			
Pledged deposits		7,740	7,107
Bank balances and cash		31,055	111,349
		38,795	118,456

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its ordinary shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. PRINCIPAL ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. A summary of the principal accounting policies adopted by the Group is set out below.

Basis of preparation

The measurement basis used in the preparation of the financial statements is historical cost, modified by revaluation of certain investments in securities as explained in the accounting policies set out below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December 2002.

The results of subsidiaries acquired and disposed of during the year are accounted for from the effective dates of acquisition or up to the effective dates of disposal respectively.

All significant inter-company transactions and balances within the Group have been eliminated on consolidation.

Losses attributable to minority shareholders of partly owned subsidiaries are accounted for based on the respective equity owned by the minority shareholders. Thereafter, the Group assumes all further losses.

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

Goodwill on consolidation

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. Positive goodwill is amortised to the consolidated income statement on a straight-line basis over its estimated useful life. Positive goodwill is carried as an asset in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses.

Negative goodwill arising on acquisitions of subsidiaries and associates represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, it is recognised in the consolidated income statement when the future losses and expenses are recognised. Any remaining negative goodwill up to the fair values of the non-monetary assets acquired is recognised in the consolidated income statement over the weighted average useful life of depreciable non-monetary assets. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated income statement.

On disposal of a subsidiary or an associate during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated income statement or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit or loss on disposal.

Subsidiaries

A subsidiary is an enterprise, in which the Group or the Company, directly or indirectly, has the power to govern the financial and operating policies so as to obtain benefits from its activities. Investments in subsidiaries in the Company's balance sheet are stated at cost less accumulated impairment losses. The carrying amount of the investment is reduced to its recoverable amount on an individual basis.

2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

Associates

An associate is an enterprise in which the Group has significant influence and which is neither a subsidiary nor a joint venture. The consolidated income statement includes the Group's share of the results of the associates for the year, and the consolidated balance sheet includes the Group's share of net assets of the associates and also goodwill or negative goodwill on acquisition net of accumulated amortisation.

Equity accounting is discontinued when the carrying amount of the investment in an associate reaches nil, unless the Group has incurred obligations or guaranteed obligations in respect of the associate.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment loss.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Major costs incurred in restoring assets to their normal working conditions are charged to the income statement. Improvements are capitalised and depreciated over their expected useful life.

The gain or loss arising from the retirement or disposal of property, plant and equipment is determined as the difference between the estimated net sales proceeds and the carrying amount of the assets and is recognised as an income or expense in the income statement.

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

Property, plant and equipment (Cont'd)

Depreciation is provided to write off the cost less accumulated impairment loss of property, plant and equipment over their estimated useful life from the date on which they become fully operational and after taking into account of their estimated residual values, using the straight-line method at the following rates per annum:

Leasehold improvement	Over the remaining lease term
Machinery and equipment	20% – 33%
Office equipment, furniture and fittings	20% – 33%

Assets held under finance lease are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the terms of the leases.

Investments in securities

Investment securities held on a continuing basis with an identified long-term purpose are stated at cost and subject to impairment review at each reporting date to reflect any diminution in their value, which is expected to be other than temporary. The amount of provisions is recognised in the income statement in the period in which the decline occurs.

Securities not classified as investment securities are classified as other investments, which are stated at fair value in the balance sheet. The unrealised holding gains and losses for other investments are included in the income statement.

The gain or loss on disposal of investment securities and other investments is the difference between net sales proceeds and the carrying amount of the securities and is accounted for in the period in which the disposal occurs.

Impairment

At each balance sheet date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

Impairment *(Cont'd)*

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably.

Income in respect of telecommunications services provided to customers is recognised when the services are rendered.

Income in respect of corporate management services is recognised when the event management services are rendered.

Other income includes internet security solution services income, sale of computer hardware and software, and insurance and management consulting income. Internet security solution services income, and insurance and management consulting income are recognised in the period when the services are rendered. Sale of computer hardware and software is recognised when goods are delivered and title has passed.

Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

Leasing *(Cont'd)*

Assets held under finance leases are recognised as assets at the lower of the fair value of the leased assets and the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are recognised as an expense on the straight-line basis over the lease terms.

Foreign currencies

Transactions in foreign currencies are translated at the approximate rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the approximate rates of exchange ruling at that date. Translation differences are included in the income statement.

On consolidation, the balance sheet of overseas subsidiaries denominated in currencies other than Hong Kong dollars is translated at the approximate rates of exchange ruling at the balance sheet date while the income statement is translated at average rates for the year. All exchange differences arising on consolidation are dealt with in the exchange reserve.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallise in the foreseeable future. A deferred tax asset is not recognised unless its realisation is assured beyond reasonable doubt.

2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

Retirement benefits schemes

The obligations for contributions to retirement benefits schemes are recognised as expenses in the income statement as incurred. The assets of the schemes are held separately from those of the Group in independent trustees.

3. TURNOVER AND REVENUE

Turnover and revenue recognised by category are analysed as follows:

	Group	
	2002	2001
	HK$'000	*HK$'000*
Turnover		
Telecommunication services income	**298,543**	224,162
Corporate management services income	**11,420**	34,912
Others	**6,783**	4,822
	316,746	263,896
Other revenue		
Interest income	**313**	4,216
Revenue	**317,059**	268,112

4. LOSS FROM ORDINARY ACTIVITIES BEFORE TAXATION

This is stated after charging:

	Group	
	2002	2001
	HK$'000	*HK$'000*
(a) Finance costs		
Finance charges on obligations under finance leases	1,080	1,216
(b) Other items		
Amortisation of intangible assets included in other operating expenses	–	2,471
Auditors' remuneration:		
Current year	1,061	1,182
Overprovision in prior years	(581)	–
Bad debts written off	6,266	27,237
Provision for doubtful debts	1,238	6,170
Cost of inventories and services provided	226,986	214,038
Depreciation of property, plant and equipment:		
Owned assets	41,385	29,937
Assets held under finance leases	5,537	2,197
Intangible assets and goodwill written off:		
Intangible assets	–	44,208
Goodwill	–	70,587
Loss on disposal of other investments	13,865	3,807
Loss on disposal of property, plant and equipment	1,630	1,471
Loss on disposal of properties held for sale	–	2,111
Operating lease charges on premises	2,619	12,612
Staff costs, including retirement benefits schemes contributions	107,583	122,423
Retirement benefits schemes contributions	2,983	3,577
Impairment loss on property, plant and equipment included in other operating expenses	210	–

5. DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

	2002	2001
	HK$'000	*HK$'000*
Fees	**3,200**	–
Salaries, other emoluments and other benefits in kind	**3,842**	4,211
Retirement benefits schemes contributions	**70**	12
	7,112	4,223

Included in the directors' remuneration were fees of HK$200,000 (2001: HK$Nil) paid to the independent non-executive directors during the year.

In additions to the above emoluments, certain directors were granted share options under the Company's employee share option scheme. During the year, all of the share options granted to directors were cancelled. Details of these benefits in kind are disclosed under the paragraph "Arrangement to enable directors to acquire shares or debentures" in the Directors' Report.

In the absence of a ready market for the options granted on the shares of the Company, the directors are unable to arrive at an accurate assessment of the value of the options granted to the respective directors.

The remuneration of directors was within the following bands:

	Number of directors	
HK$	**2002**	2001
Nil to 1,000,000	**3**	12
1,500,001 – 2,000,000	**3**	1
2,000,001 – 2,500,000	**1**	1
	7	14

No director waived or agreed to waive any remuneration during the year.

5. DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION *(Cont'd)*

Individuals with highest emoluments

Of the six (2001: five) individuals with the highest emoluments, four (2001: two) were directors whose emoluments are disclosed above. The aggregate of the emoluments in respect of the other two (2001: three) individuals were as follows:

	2002 *HK$'000*	2001 *HK$'000*
Salaries and other emoluments	3,486	4,981
Retirement benefits schemes contributions	5	–
Severance payment	–	325
	3,491	5,306

	Number of individuals	
HK$	2002	2001
1,500,001 – 2,000,000	2	3

6. TAXATION

Hong Kong Profits Tax has not been provided as the Group incurred a loss for taxation purposes for the year.

The major components of deferred taxation not (credited)/provided for the year are as follows:

	Group	
	2002 *HK$'000*	2001 *HK$'000*
Excess of tax allowances over depreciation	(1,528)	504
Tax losses	(93,291)	(60,412)
	(94,819)	(59,908)

7. NET LOSS ATTRIBUTABLE TO SHAREHOLDERS

The net loss attributable to shareholders includes a loss of the Company amounted to HK$439,080,000 (2001: HK$459,819,000) which has been dealt with in the financial statements of the Company.

8. LOSS PER SHARE

The calculation of basic loss per share for the year ended 31 December 2002 was based on the consolidated loss attributable to shareholders of HK$186,274,000 (2001: HK$681,315,000) and on the weighted average number of 252,549,887 (2001: 100,890,430) ordinary shares in issue during the year.

Diluted loss per share is not shown because the potential ordinary shares are anti-dilutive and would decrease the loss per share.

The comparative amount of the loss per share has been adjusted as a result of share consolidation and rights issue of 235,447,100 shares of the Company during the year.

9. PROPERTY, PLANT AND EQUIPMENT

Group	Machinery and equipment HK$'000	Leasehold improvement HK$'000	Office equipment, furniture and fittings HK$'000	Total HK$'000
Cost				
As at 1 January 2002	231,993	938	22,209	255,140
Additions	21,496	32	3,249	24,777
Disposals	(5,630)	(237)	(1,494)	(7,361)
As at 31 December 2002	**247,859**	**733**	**23,964**	**272,556**
Accumulated depreciation				
As at 1 January 2002	31,634	232	7,846	39,712
Charge for the year	40,753	152	6,017	46,922
Impairment loss	–	–	210	210
Disposals	(4,226)	(198)	(594)	(5,018)
As at 31 December 2002	**68,161**	**186**	**13,479**	**81,826**
Net book value				
As at 31 December 2002	**179,698**	**547**	**10,485**	**190,730**
As at 31 December 2001	200,359	706	14,363	215,428

The net book value of the Group's property, plant and equipment includes an amount of HK$5,537,000 (2001: HK$22,262,000) in respect of assets held under finance leases.

9. PROPERTY, PLANT AND EQUIPMENT *(Cont'd)*

Company	Leasehold improvement	Office equipment, furniture and fittings	Total
	HK$'000	*HK$'000*	*HK$'000*
Cost			
As at 1 January 2002	11	2,029	2,040
Disposals	(11)	(97)	(108)
As at 31 December 2002	**–**	**1,932**	**1,932**
Accumulated depreciation			
As at 1 January 2002	11	914	925
Charge for the year	–	559	559
Disposals	(11)	(80)	(91)
As at 31 December 2002	**–**	**1,393**	**1,393**
Net book value			
As at 31 December 2002	**–**	**539**	**539**
As at 31 December 2001	–	1,115	1,115

10. INTERESTS IN SUBSIDIARIES

	Company 2002 HK$'000	Company 2001 HK$'000
Unlisted shares, at cost	7,855	–
Due from subsidiaries	901,509	816,300
Less: Provisions	(724,800)	(301,000)
	184,564	515,300

Details of the principal subsidiaries at the balance sheet date are as follows:

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid up share capital	Percentage of share capital held by the Company Directly	Indirectly	Principal activities
ZONE Global Limited	British Virgin Islands	US$1	100%	–	Investment holding
ZONE Limited	Hong Kong	HK$2	–	100%	Provision of telecommunication services
ZONE Telecom Pte Ltd	Singapore	S$100,000	–	100%	Provision of telecommunication services
ZONE USA, Inc.	United States of America	US$10	–	100%	Investment holding
ZONE Telecom, Inc.	United States of America	US$10	–	100%	Provision of telecommunication services
E-Force Limited	Hong Kong	HK$2	–	100%	Asset holding
EventClicks Global Limited	British Virgin Islands	US$1,075,269	93%	–	Investment holding

10. INTERESTS IN SUBSIDIARIES *(Cont'd)*

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid up share capital	Percentage of share capital held by the Company		Principal activities
			Directly	*Indirectly*	
EventClicks Limited	Hong Kong	HK$500,000	–	93%	Provision of corporate management services
EventClicks Singapore Pte Limited	Singapore	S$2	–	93%	Provision of corporate management services
speedinsure Global Limited	British Virgin Islands	US$10,000	70%	–	Investment holding
speedinsure.com Limited	Hong Kong	HK$10,000	–	70%	Provision of sales and fulfillment solution
Cyber Insurance Brokers Limited	Hong Kong	HK$5,000,000	–	70%	Insurance brokerage
NETdefence Company Limited	Hong Kong	HK$10,000	–	51%	Provision of internet security solution
e-Kong Pillars Limited	British Virgin Islands	US$1	100%	–	Investment holding
e-Kong Ventures Limited	British Virgin Islands	US$1	100%	–	Investment holding

The above summary includes those subsidiaries of the Company which, in the opinion of the Company's directors, principally affected the results or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

11. INTERESTS IN ASSOCIATES

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Share of net assets	–	(1,911)	–	–
Due from associates	–	6,749	–	6,806
	–	4,838	–	6,806

Investment in an associate as at the balance sheet date represented 28% of the issued share capital of CIB (Holdings) Limited, an inactive company which is incorporated in the British Virgin Islands.

12. INVESTMENT SECURITIES

	Group	
	2002	2001
	HK$'000	*HK$'000*
At cost less provision:		
Equity securities, unlisted	3,452	31,434

13. OTHER INVESTMENTS

	Group	
	2002	2001
	HK$'000	*HK$'000*
At market value:		
Equity securities, listed outside Hong Kong	91	16,560
Securities portfolio, unlisted	–	31,177
	91	47,737

14. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade receivables	**44,976**	37,943	**–**	–
Other receivables				
Deposits, prepayments and other debtors	**6,932**	16,287	**2,168**	843
	51,908	54,230	**2,168**	843

The Group's credit terms on credit sales mainly range from 30 days to 90 days. Included in trade and other receivables are trade debtors (net of provision for bad and doubtful debts) with the following ageing analysis.

	Group	
	2002	2001
	HK$'000	*HK$'000*
Current	**43,402**	29,048
1 to 3 months	**432**	5,922
More than 3 months but less than 12 months	**1,142**	2,973
	44,976	37,943

15. PLEDGED DEPOSITS

At the balance sheet date, the Group and the Company had pledged deposits amounting HK$7,740,000 (2001: HK$7,107,000) and HK$3,045,000 (2001: HK$3,007,000) respectively to banks for guarantee made by the banks to certain telecommunication carriers for due payment by the Group.

16. TRADE AND OTHER PAYABLES

	Group		Company	
	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Trade payables	45,067	42,041	–	–
Other payables				
Accrued charges and other creditors	36,143	56,515	5,492	2,816
Due to subsidiaries	–	–	4,602	4,521
	81,210	98,556	10,094	7,337

Included in trade and other payables are trade creditors with the following ageing analysis.

	Group	
	2002	2001
	HK$'000	HK$'000
Current	25,300	12,617
1 to 3 months	7,877	16,580
More than 3 months but less than 12 months	11,890	12,844
	45,067	42,041

17. OBLIGATIONS UNDER FINANCE LEASES

The obligations under finance leases are repayable as follows:

	Group			
	Minimum lease payments		Present value of minimum lease payments	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**6,744**	12,555	**6,566**	11,372
After one year but within 2 years	**900**	5,123	**830**	4,885
	7,644	17,678	**7,396**	16,257
Future finance charges	**(248)**	(1,421)	**–**	–
Present value of lease obligations	**7,396**	16,257	**7,396**	16,257

18. ISSUED CAPITAL

	2002		2001	
	Number of shares	Amount	Number of shares	Amount
Authorised		HK$'000		HK$'000
Preference shares				
As at 1 January and as at 31 December, at HK$1 each	288,929,402	288,929	288,929,402	288,929
Ordinary shares				
As at 1 January, at HK$0.02 each	6,000,000,000	120,000	3,000,000,000	60,000
Increase in ordinary shares	-	-	3,000,000,000	60,000
Subdivision of ordinary shares	6,000,000,000	-	-	-
As at 31 December, at HK$0.01(2001: HK$0.02) each	12,000,000,000	120,000	6,000,000,000	120,000
		408,929		408,929

18. ISSUED CAPITAL (Cont'd)

	2002		2001	
	Number of shares	**Amount**	Number of shares	Amount
Issued and fully paid		***HK$'000***		*HK$'000*
Preference shares				
As at 1 January, at HK$1 each	**9,680,000**	**9,680**	9,680,000	9,680
Converted to ordinary shares	**(9,680,000)**	**(9,680)**	–	–
As at 31 December, at HK$1 each	**–**	**–**	9,680,000	9,680
Ordinary shares				
As at 1 January, at HK$0.02 each	**4,699,262,008**	**93,985**	1,559,959,336	31,199
Converted from preference shares	**9,680,000**	**194**	–	–
Reduction of nominal value from HK$0.02 each to HK$0.0005 each	**–**	**(91,824)**	–	–
Consolidation of shares	**(4,473,494,908)**	**–**	–	–
Issue of ordinary shares	**235,447,100**	**2,354**	3,139,294,672	62,786
Exercise of share options	**–**	**–**	8,000	–
As at 31 December, at HK$0.01 (2001: HK$0.02) each	**470,894,200**	**4,709**	4,699,262,008	93,985
Total		**4,709**		103,665

18. ISSUED CAPITAL (Cont'd)

Details of changes in the share capital of the Company during the year are as follows:

(a) In October 2002, an aggregate of 9,680,000 preference shares of HK$1 each were compulsorily converted into 9,680,000 ordinary shares of HK$0.02 each at a premium of HK$0.98 per share.

(b) On 21 November 2002, a special general meeting was convened and the shareholders approved the capital reorganisation and the subdivision of authorised share capital as follows:

(i) Capital reorganisation

The nominal value of all the then existing issued shares was reduced from HK$0.02 per share to HK$0.0005 per share (the "Reduced Share") by way of cancellation of HK$0.0195 per share.

The credit amount of HK$91,824,000 arising from the capital reduction and the credit amount of HK$1,196,239,000 standing to the credit of the share premium account of the Company were used to set-off against the accumulated losses of the Company of HK$680,601,000 as at 31 December 2001 and the remaining balance of HK$607,462,000 was credited to the contributed surplus account of the Company.

Every 20 issued Reduced Shares of HK$0.0005 each were consolidated into one ordinary share of HK$0.01 (the "Consolidated Share").

(ii) Subdivision of authorised share capital

All of the authorised but unissued ordinary shares of HK$0.02 in the capital of the Company were sub-divided into two new ordinary shares of HK$0.01 each in the capital of the Company.

(c) In December 2002, 235,447,100 new ordinary shares of HK$0.01 each were issued by way of a rights issue on the basis of one rights share for every one new ordinary share of HK$0.01 each, at an issue price of HK$0.12 per share ("the Right Issue").

The directors intended to apply the net proceeds of the rights issue as to about HK$25 million as the Company's working capital.

All the new ordinary shares issued during the year rank pari passu in all aspects with the existing ordinary shares of the Company.

19. SHARE OPTIONS

(a) Company

Pursuant to the employee share option scheme of the Company (the "Old Share Option Scheme") adopted in a special general meeting held on 25 October 1999, the directors of the Company might, at their discretion, invite eligible employees of the Group, including executive directors of the Company, to take up options to subscribe for shares in the Company under the terms and conditions stipulated therein. The Old Share Option Scheme was subsequently terminated by the Company in a special general meeting held on 28 June 2002 but the share options granted but not yet exercised thereunder would however remain effective and are bound by terms therein.

On 28 June 2002, the Company adopted a new share option scheme (the "New Share Option Scheme") to comply with the new requirements of Chapter 17 of the Listing Rules. Under the New Share Option Scheme, the Board may at its discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to any company in the Group or any affiliate; and/or (ii) any discretionary trust the discretionary objects of which include any of the foregoing, under the terms and conditions stipulated therein. No share options have ever been granted by the Company under the New Share Option Scheme since adoption.

19. SHARE OPTIONS (Cont'd)

(a) Company (Cont'd)

Details of the share options granted and remained outstanding under the Old Share Option Scheme at the balance sheet date were as follows:

			Number of share options					
Date of grant	Exercisable period	Adjusted exercise price HK$	As at 1 January 2002	Adjusted	Granted during the year	Exercised during the year	Cancelled/ lapsed during the year	As at 31 December 2002
25.10.1999	25.10.2000–24.10.2009	1.40	42,111,235	4,211,124	–	–	(2,846,124)	1,365,000
16.11.1999	16.11.2000–24.10.2009	1.60	4,825,000	482,500	–	–	(475,000)	7,500
23.12.1999	23.12.2000–24.10.2009	2.00	3,950,000	395,000	–	–	(25,000)	370,000
03.01.2000	03.01.2001–24.10.2009	2.30	3,025,000	302,500	–	–	(2,500)	300,000
24.01.2000	24.01.2000–24.10.2009	2.30	28,700,000	2,870,000	–	–	(2,870,000)	–
24.01.2000	21.02.2000–24.10.2009	2.30	7,500,000	750,000	–	–	(150,000)	600,000
25.01.2000	01.03.2000–24.10.2009	2.30	2,500,000	250,000	–	–	(50,000)	200,000
03.03.2000	03.04.2000–24.10.2009	7.60	19,000,000	1,900,000	–	–	(380,000)	1,520,000
03.03.2000	03.03.2001–24.10.2009	7.60	3,150,000	315,000	–	–	–	315,000
28.04.2000	28.04.2001–24.10.2009	3.30	4,915,000	491,500	–	–	–	491,500
09.08.2000	09.08.2001–24.10.2009	2.30	550,000	55,000	–	–	–	55,000
25.10.2000	25.10.2001–24.10.2009	1.20	9,932,274	993,226	–	–	(953,226)	40,000
16.05.2001	16.05.2001–01.04.2003	0.80	200,000	20,000	–	–	–	20,000
TOTAL			130,358,509	13,035,850	–	–	(7,751,850)	5,284,000

19. SHARE OPTIONS *(Cont'd)*

(a) Company *(Cont'd)*

The exercise price per share option was adjusted by multiplying by 20 and then being divided by 2 as a result of capital reorganisation and rights issue in November and December 2002 respectively.

The number of share options was adjusted by being divided by 20 with any fraction rounded down to the nearest integer and then multiplying by 2 as a result of capital reorganisation and rights issue in November and December 2002 respectively.

(b) Subsidiaries

Pursuant to the respective employee share option schemes (the "Old Subsidiary Schemes") adopted by certain subsidiaries of the Company under the terms and conditions of the rules and procedures for share option schemes for subsidiaries of the Company (the "Old Scheme Rules and Procedures") as adopted and approved by the Company in a special general meeting held on 25 April 2001, certain directors and the chief executive of the Company, who are also directors of those subsidiaries, and employees of those subsidiaries were eligible to subscribe for shares in the respective subsidiaries under the terms and conditions stipulated therein. The Old Subsidiary Schemes were subsequently terminated by the subsidiaries upon the cancellation of the Old Scheme Rules and Procedures in a special general meeting of the Company held on 28 June 2002. No share options have ever been granted by the subsidiaries under their respective Old Subsidiary Schemes since adoption.

On 28 June 2002, the Company adopted new scheme rules and procedures for share option schemes for its subsidiaries (the "New Scheme Rules and Procedures") to comply with the new requirements of Chapter 17 of the Listing Rules. The subsidiaries may adopt their respective share options schemes in terms and conditions of the New Scheme Rules and Procedures, pursuant to which the board of directors of each of the relevant subsidiaries may at its discretion grant their respective share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to the subsidiaries and their subsidiaries, any of their holding companies or any affiliate; and/or (ii) any discretionary trust the discretionary objects of which include any of the foregoing. No subsidiaries have ever adopted their respective share option schemes pursuant to the terms and conditions of the New Scheme Rules and Procedures since adoption.

20. RESERVES

	Share premium	Exchange reserve	Capital redemption reserve	Goodwill on consolidation	Contributed surplus	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Group							
As at 1 January 2001	1,122,734	(388)	6	(69,335)	–	(252,280)	800,737
Shares issue	70,638	–	–	–	–	–	70,638
Shares issue expenses	(6,131)	–	–	–	–	–	(6,131)
Exchange difference on translation of foreign subsidiaries	–	381	–	–	–	–	381
Goodwill on consolidation written off	–	–	–	69,335	–	–	69,335
Net loss attributable to shareholders	–	–	–	–	–	(681,315)	(681,315)
As at 31 December 2001	1,187,241	(7)	6	–	–	(933,595)	253,645
Shares issued at premium upon preference shares conversion	9,486	–	–	–	–	–	9,486
Reduction of nominal value of shares from HK$0.02 each to HK$0.0005 each	–	–	91,824	–	–	–	91,824
Capital reorganisation	(1,196,239)	–	(91,824)	–	607,462	680,601	–
Shares issued at premium on rights issue	25,899	–	–	–	–	–	25,899
Shares issue expenses	(2,926)	–	–	–	–	–	(2,926)
Exchange difference on translation of foreign subsidiaries	–	7	–	–	–	–	7
Net loss attributable to shareholders	–	–	–	–	–	(186,274)	(186,274)
As at 31 December 2002	**23,461**	**–**	**6**	**–**	**607,462**	**(439,268)**	**191,661**

20. RESERVES *(Cont'd)*

	Share premium	Capital redemption reserve	Contributed surplus	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Company					
As at 1 January 2001	1,122,734	6	–	(220,782)	901,958
Shares issue	70,638	–	–	–	70,638
Shares issue expenses	(6,131)	–	–	–	(6,131)
Net loss attributable to shareholders	–	–	–	(459,819)	(459,819)
As at 31 December 2001	1,187,241	6	–	(680,601)	506,646
Shares issued at premium upon preference share conversion	9,486	–	–	–	9,486
Reduction of nominal value of shares from HK$0.02 each to HK$0.0005 each	–	91,824	–	–	91,824
Capital reorganisation	(1,196,239)	(91,824)	607,462	680,601	–
Shares issued at premium on rights issue	25,899	–	–	–	25,899
Shares issue expenses	(2,926)	–	–	–	(2,926)
Net loss attributable to shareholders	–	–	–	(439,080)	(439,080)
As at 31 December 2002	**23,461**	**6**	**607,462**	**(439,080)**	**191,849**

Contributed surplus represents the amounts transferred from share premium account as a result of the capital reorganisation underwent by the Company in November 2002, as mentioned in note 18 to the financial statements. Under the Company Act 1981 of Bermuda (as amended), contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that:

(i) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or

(ii) the realisable value of the Company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

20. RESERVES (Cont'd)

As at 31 December 2002, the Company had the following reserves available for distribution to shareholders:

	2002 HK$'000	2001 HK$'000
Contributed surplus	607,462	–
Accumulated losses	(439,080)	–
	168,382	–

21. CASH USED IN OPERATIONS

	2002 HK$'000	2001 HK$'000
Loss before taxation	(186,274)	(682,025)
Interest income	(313)	(4,216)
Interest on obligations under finance leases	1,080	1,216
Depreciation	46,922	32,134
Loss on disposal of property, plant and equipment	1,630	1,471
Impairment loss on property, plant and equipment	210	–
Intangible assets and goodwill written off	–	114,795
Unrealised holding loss on other investments	3,117	240,476
Provision for diminution in value of investment securities	27,982	72,021
Loss on disposal of other investments	13,865	3,807
Share of results of associates	(1,911)	752
Bad debts written off	6,266	27,237
Provision for doubtful debts	1,238	6,170
Waiver of amount due from associates	6,764	–
Amortisation of intangible assets	–	2,471
Changes in working capital:		
Properties held for sale	–	3,734
Inventories	–	978
Trade and other receivables	(5,182)	(13,185)
Trade and other payables	(17,346)	491
Effect of exchange rate changes	7	381
Cash used in operations	(101,945)	(191,292)

22. COMMITMENTS UNDER OPERATING LEASES

At the balance sheet date, total outstanding commitments in respect of land and buildings under non-cancellable operating leases are payable as follows:

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**6,925**	10,361	**–**	651
In the second to fifth years inclusive	**3,717**	4,144	**–**	–
	10,642	14,505	**–**	651

23. DEFERRED TAXATION

At the balance sheet date, the major components of the deferred taxation liabilities/(assets) unprovided are as follows:

	Group	
	2002	2001
	HK$'000	*HK$'000*
Excess of tax allowances over depreciation	**1,163**	2,691
Tax losses carried forward	**(182,124)**	(88,833)
	(180,961)	(86,142)

24. POST BALANCE SHEET EVENT

In January 2003, the Group entered into a sale and purchase agreement with an independent third party to dispose of two of the Company's wholly-owned subsidiaries at a consideration of HK$1.5 million. The consideration of HK$1.5 million had been settled before the date of these financial statements.

Upon disposal of the two subsidiaries, which were engaged in the business of provision of event management services, the corporate management services segment of the Group has been discontinued since January 2003.

The turnover, results and net cash flows of the corporate management services operations for the current year, which have been included in the financial statements are as follow:

	2002 *HK$'000*	2001 *HK$'000*
Turnover	11,420	34,912
Operating costs	(22,990)	(57,524)
Loss before taxation	(11,570)	(22,612)
Taxation	–	–
Loss from ordinary activities after taxation	(11,570)	(22,612)
Net cash flow		
Operating activities	(9,304)	(19,052)
Investing activities	17	(4,469)
Financing activities	7,717	23,077
	(1,570)	(444)

24. POST BALANCE SHEET EVENT *(Cont'd)*

The assets and liabilities of the corporate management services operations to be disposed of are as follows:

	2002	2001
	HK$'000	*HK$'000*
Total assets	**2,849**	7,715
Total liabilities	**(41,065)**	(34,361)
Net liabilities	**(38,216)**	(26,646)

25. SEGMENTAL INFORMATION

The analysis of the principal business activities and geographical area of operations of the Group during the year are as follows:

(a) By business segments

Year ended 31 December 2002

	Telecom-munication services HK$'000	Corporate management services HK$'000	Others HK$'000	Consolidated HK$'000
Turnover				
External sales	298,543	11,420	6,783	316,746
Results				
Loss from operations	(103,493)	(11,570)	(9,789)	(124,852)
Finance costs				(1,080)
Other operating income and expenses				(31,154)
Unrealised holding loss on other investment				(3,117)
Provision for diminution in value of investment securities				(27,982)
Share of results of associates				1,911
Net loss attributable to shareholders				(186,274)
Other information				
Capital expenditure	24,652	25	100	
Depreciation	43,039	1,401	1,921	
Significant non-cash expenses (other than depreciation and amortisation)	7,804	821	77	

	Telecom-munication services HK$'000	Corporate management services HK$'000	Others HK$'000	Elimination HK$'000	Consolidated HK$'000
Assets					
Segment assets	254,432	2,849	3,711	(77)	260,915
Unallocated assets					24,061
					284,976
Liabilities					
Segment liabilities	79,562	3,013	1,557	(77)	84,055
Unallocated liabilities					4,551
					88,606

25. SEGMENTAL INFORMATION *(Cont'd)*

(a) By business segments *(Cont'd)*

Year ended 31 December 2001

	Telecom-munication services HK$'000	Corporate management services HK$'000	Others HK$'000	Consolidated HK$'000
Turnover				
External sales	224,162	34,912	4,822	263,896
Results				
Loss from operations	(163,391)	(22,612)	(16,107)	(202,110)
Intangible assets and goodwill written off	(105,628)	(2,508)	(6,659)	(114,795)
	(269,019)	(25,120)	(22,766)	(316,905)
Finance costs				(1,216)
Other operating income and expenses				(50,655)
Unrealised holding loss on other investments				(240,476)
Provision for diminution in value of investment securities				(72,021)
Share of results of associates				(752)
Loss from ordinary activities				(682,025)
Minority interests				710
Net loss attributable to shareholders				(681,315)
Other information				
Capital expenditure	158,635	3,076	1,234	
Depreciation and amortisation	30,725	1,286	2,076	
Significant non-cash expenses (other than depreciation and amortisation)	7,678	–	271	

	Telecom-munication services HK$'000	Corporate management services HK$'000	Others HK$'000	Elimination HK$'000	Consolidated HK$'000
Assets					
Segment assets	268,899	8,134	9,715	(382)	286,366
Interests in associates					4,838
Unallocated assets					180,919
					472,123
Liabilities					
Segment liabilities	106,417	4,405	804	(382)	111,244
Unallocated liabilities					3,569
					114,813

25. SEGMENTAL INFORMATION *(Cont'd)*

(b) By geographical segments

In presenting information on the basis of geographical segment, revenue is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

Year ended 31 December 2002

	Asia Pacific *HK$'000*	North America *HK$'000*	Consolidated *HK$'000*
Turnover			
External sales	139,282	177,464	316,746
Results			
Loss from operations	(43,105)	(81,747)	(124,852)
Finance costs			(1,080)
Other operating income and expenses			(31,154)
Unrealised holding loss on other investments			(3,117)
Provision for diminution in value of investment securities			(27,982)
Share of results of associates			1,911
Net loss attributable to shareholders			(186,274)
Other information			
Segment assets	45,503	215,412	260,915
Unallocated assets			24,061
			284,976
Capital expenditure	2,257	22,520	

25. SEGMENTAL INFORMATION *(Cont'd)*

(b) By geographical segments *(Cont'd)*

Year ended 31 December 2001

	Asia Pacific	North America	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
Turnover			
External sales	150,319	113,577	263,896
Result			
Loss from operations	(105,181)	(96,929)	(202,110)
Intangible assets and goodwill written off	(79,102)	(35,693)	(114,795)
	(184,283)	(132,622)	(316,905)
Finance costs			(1,216)
Other operating income and expenses			(50,655)
Unrealised holding loss on other investments			(240,476)
Provision for diminution in value of investment securities			(72,021)
Share of results of associates			(752)
Loss from ordinary activities			(682,025)
Minority interests			710
Net loss attributable to shareholders			(681,315)
Other information			
Segment assets	132,632	153,734	286,366
Interests in associates			4,838
Unallocated assets			180,919
			472,123
Capital expenditure	92,311	71,167	

26. COMPARATIVE FIGURES

Following the adoption of the SSAP15 (revised) "Cash flow statements" issued by the Hong Kong Society of Accountants, the comparative information in the consolidated cash flow statements and related notes have been reclassified to conform to the current year's presentation.

Summary of Results, Assets and Liabilities of the Group

	Results of the Group for the five years ended 31 December				
	2002	2001	2000	1999	1998
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover					
Continuing operations	**316,746**	263,896	76,652	44,210	54,334
Discontinued operations	**–**	–	23,473	1,035	–
	316,746	263,896	100,125	45,245	54,334
(Loss)/Profit from operations	**(188,185)**	(681,273)	5,105	(75,170)	(55,323)
Share of results of associates	**1,911**	(752)	(1,110)	–	–
(Loss)/Profit before taxation	**(186,274)**	(682,025)	3,995	(75,170)	(55,323)
Taxation	**–**	–	(739)	(739)	(1,763)
(Loss)/Profit from ordinary activities after taxation	**(186,274)**	(682,025)	3,256	(75,909)	(57,086)
Minority interests	**–**	710	(1,954)	(2,499)	(6,469)
Net (loss)/profit attributable to shareholders	**(186,274)**	(681,315)	1,302	(78,408)	(63,555)
(Loss)/Earnings per share					
Basic	**(HK$0.74)**	(HK$6.75)	HK$0.015	(HK$1.92)	(HK$2.39)
Diluted	**N/A**	N/A	HK$0.013	N/A	N/A

As a result of share consolidation and rights issue in 2002, figures for the years from 1998 to 2001 have been adjusted for comparison purposes.

Summary of Results, Assets and Liabilities of the Group *(Cont'd)*

	Assets and liabilities of the Group as at 31 December				
	2002	2001	2000	1999	1998
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets	194,182	251,700	448,483	16,295	70,179
Current assets	90,794	220,423	491,491	115,752	15,406
Total assets	284,976	472,123	939,974	132,047	85,585
Less:					
Non-current liabilities	830	4,885	–	–	–
Current liabilities	87,776	109,928	98,239	14,346	9,278
Total liabilities	88,606	114,813	98,239	14,346	9,278
	196,370	357,310	841,735	117,701	76,307
Less:					
Minority interests	–	–	119	12,441	10,739
Net assets	196,370	357,310	841,616	105,260	65,568

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of e-Kong Group Limited (the "Company") will be held at Room 3805, Tower II, Lippo Centre, 89 Queensway, Hong Kong, on Friday, 23 May 2003 at 10:00 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements for the year ended 31 December 2002 and the reports of directors and of the auditors thereon;

2. To re-elect retiring directors and to fix their remuneration;

3. To re-appoint auditors and to authorise the board of directors to fix their remuneration;

As Special Business

4. To consider and, if thought fit, pass the following resolutions, with or without amendments, as ordinary resolutions:

A "THAT:

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares of HK$0.01 each in the capital of the Company, or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to issue of shares as a result of :

(i) a Rights Issue (as hereinafter defined); or

(ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

(iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to directors or employees or eligible participants of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company; or

(iv) the exercise of redemption or conversion rights attaching to the non-cumulative convertible redeemable preference shares of HK$1.00 each in the capital of the Company which may be issued by the Company; or

(v) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; or

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to the holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company)."

B. "THAT:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase the shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; or

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

C. "THAT conditional upon Resolutions 4A and 4B above being passed, the general mandate granted to directors of the Company for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Resolution 4A be and is hereby extended by the addition to the aggregate nominal amount of share capital of the Company which may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to Resolution 4B, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution."

By Order of the Board
Wang Poey Foon, Angela
Company Secretary

Hong Kong, 10 April 2003

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote on his/her behalf at the meeting. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's branch share registrars in Hong Kong, Secretaries Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting thereof.

3. Completion and delivery of the form of proxy shall not preclude any member from attending and voting in person at the meeting convened, if the member so desires and in such event, the form of proxy shall be deemed to be revoked.

4. In case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he/she was solely entitled thereto, but if more than one of such joint holders be present at the meeting personally or by proxy, that one of such holders so present whose name stands first in the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

5. An explanatory statement containing further details regarding Resolution 4 above will be sent to members and other persons who are entitled thereto together with the Company's 2002 Annual Report.

二〇〇二年年報


e-K港NG





公司資料	2
主席報告	3
業務回顧及展望	4
管理層討論及分析	6
董事會報告	8
董事簡歷	21
核數師報告	23
綜合收益表	24
綜合資產負債表	25
資產負債表	26
綜合股本權益變動表	27
綜合現金流量表	28
財務報表附註	29
本集團之業績、資產及負債概要	65
股東週年大會通告	67

董事會

執行董事

Richard John Siemens先生(主席)
Kuldeep Saran先生
Derrick Francis Bulawa先生
林祥貴先生

非執行董事

William Bruce Hicks先生
韋雅成先生
Matthew Brian Rosenberg先生

審核委員會

韋雅成先生
Matthew Brian Rosenberg先生

公司秘書

王培芬女士

註冊辦事處

Clarendon House
Church Street
Hamilton HM 11
Bermuda

主要辦事處

香港
灣仔
皇后大道東183號
合和中心
4101-5室

律師

王培芬律師事務所
Conyers, Dill & Pearman

核數師

摩斯倫會計師事務所
特許會計師
執業會計師

股份過戶登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

股份過戶登記處香港分處

秘書商業服務有限公司
香港
灣仔
告士打道56號
東亞銀行港灣中心地下

主要往來銀行

香港上海匯豐銀行有限公司
中國銀行(香港)有限公司

網站

www.e-kong.com

股份代號

0524

主席報告

於二零零二年年初，e-Kong Group Limited（「本公司」，連同其附屬公司統稱「本集團」）作出一項策略性決定，集中力量及資源擴展ZONE業務，將ZONE業務發展成為核心經營業務。年內，美國、香港及新加坡之ZONE業務已茁壯發展，並達到一定規模。

二零零二年，ZONE香港及ZONE新加坡（「Zone亞太區」）在異常激烈之競爭環境中，為本集團帶來現金流量之正面貢獻。

ZONE業績改善為本集團二零零二年營運業績改善之主因。ZONE業務之收益為298,500,000港元，較上年度224,200,000港元增加33.2%。由於本集團之營業額增加、邊際毛利增加及營運成本下降，本集團之EBITDA虧損由二零零一年218,100,000港元下降至二零零二年109,100,000港元。

ZONE美國之營運業績持續改善。收益增長達56.3%，由二零零一年113,600,000港元增加至177,500,000港元，而經營虧損則由二零零一年96,900,000港元減少至二零零二年81,700,000港元。本集團認為二零零三年ZONE美國業務可望繼續締造收益及取得更好之經營業績。

ZONE美國及ZONE亞太區之管理層將集中經營及發展業務，以協助本集團於二零零三年達到正EBITDA之目標。持續降低營運成本，維持審慎財務控制以提高營運力，仍將為各業務單位之首要任務。

本公司將繼續落實主要公司措施以加強公司管治，務求增加股東價值及提高透明度。董事會為監管本公司具體事務而成立之薪酬、購股權及常務委員會，為達致本集團之策略性、公司及業務目標作出貢獻。

本集團仍然看好二零零三年營運業績將有所增長及改善。二零零三年本集團之首要目標為取得營業額增加、改善營運效率及本集團達致正EBITDA。

本人謹此代表董事會，衷心感謝各業務夥伴、股東及客戶之鼎力支持，並對本集團各員工在競爭激烈之營商環境下所作之貢獻及努力致以衷心感謝。

主席
Richard John Siemens
香港，二零零三年四月十日

於回顧年度，本集團繼續推行專注於建設及發展ZONE電訊業務的策略。源自ZONE電訊業務的收益增加33.2%，由上年度的224,200,000港元增至298,500,000港元。透過ZONE電訊業務在美國、香港及新加坡持續發展，加上審慎監控財務及改善營運效率，本集團得以進一步改善其營運業績。

在美國的ZONE電訊業務錄得收益增長56.3%，由二零零一年的113,600,000港元增至177,500,000港元。ZONE美國的經營虧損減少15.7%，由上年度的96,900,000港元減至81,700,000港元。其ZoneLD服務對象為住宅客戶及小型公司，該業務的用戶基礎持續增長，主要因透過其網上銷售夥伴取得客戶所致。預期持續增長主要源自對象為企業及公司客戶的ZoneCMS服務。

於二零零二年，ZONE香港及ZONE新加坡合共佔本集團收益之38.2%，並錄得EBITDA（扣除利息、税項、折舊及攤銷前盈利）正收益。ZONE香港及ZONE新加坡之合共營業額則增長9.5%，較上年度的110,600,000港元增至121,100,000港元。

ZONE香港的營運業績改善，主要因經營毛利增加、客戶流失減少及進一步取得營運效率收益所致。展望未來，ZONE香港將透過目標銷售及市場推廣活動、定期舉辦維繫客戶計劃及推出增值服務而持續改善其業務表現。增值服務包括以電郵接收傳真、國際飛線漫遊、短訊服務(SMS)及針對獨特市場之電話咭產品。

ZONE新加坡在激烈競爭下仍得以錄得持續的客戶基礎及收益增長。ZONE新加坡成功地與主要通訊業務夥伴達成安排，以相宜價格提供優質服務，因此得以增加毛利，亦有助ZONE新加坡以相宜訂價向有關業務市場推出其服務。

本集團於二零零三年一月出售其企業活動管理相關業務後，源自非電訊業務的收益貢獻將在來年顯著減少。於二零零二年，源自非電訊附屬公司之收益為18,200,000港元，佔本集團總收益5.8%。

在競爭非常激烈及經濟不景情況下，本集團於二零零二年仍錄得持續收益增長並穩步改善經營業績。於二零零三年，本集團的主要業務重點為取得持續收益增長，同時奉行嚴謹的財務及營運政策，目標為EBITDA錄得正收益。本集團將專注於加強銷售及市場推廣力度、改善客戶流失情況並推出更多創新增值服務，務求改善ZONE業務的營運業績。

財務業績

本集團於本年度之營業額增加20%至316,700,000港元，二零零一年則為263,900,000港元。ZONE電訊業務繼續成為本集團之主要收益增長來源。

毛利由二零零一年之49,900,000港元增加80%至89,800,000港元。毛利佔營業額之百分比則由二零零一年之18.9%上升至二零零二年之28.3%，主要由於ZONE業務能向電訊業營運商爭取較佳之價格。

隨著本集團之營業額增加、邊際毛利增加及營運成本降低，本集團之EBITDA虧損由二零零一年之218,100,000港元改善至二零零二年之109,100,000港元。

本年度之經營虧損為156,000,000港元，去年則為252,800,000港元。股東應佔綜合虧損淨額由681,300,000港元下降至186,300,000港元。本年度非經常性虧損為31,100,000港元(包括證券投資減值撥備28,000,000港元)，二零零一年則為427,300,000港元。

財務資源、流動資金及資產負債比率

本公司於股本重組(見下文)後隨即在二零零二年十二月完成按每股供股股份0.12港元之價格供股發行235,447,100股每股面值0.01港元之供股股份，並籌集所得款項淨額約25,000,000港元。所得款項淨額乃用作本集團現有電訊業務之一般營運資金。

本集團依賴內部資源，包括供股所得款項淨額，作為年內營運資金。

於二零零二年十二月三十一日之銀行存款及現金(不包括已抵押存款)為31,100,000港元(二零零一年：111,300,000港元)。本集團於二零零二年十二月三十一日之已抵押存款為7,700,000港元(二零零一年：7,100,000港元)。本集團於本年度並無銀行借貸。

於二零零二年十二月三十一日，本集團於設備租賃融資項下之負債為7,400,000港元(二零零一年：16,300,000港元)。

於二零零二年十二月三十一日，本集團之資產淨值為196,400,000港元（二零零一年：357,300,000港元）。本集團資產負債比率（按總借貸佔資產淨值之百分比計算）為3.8%（二零零一年：4.6%）。

外匯風險

鑑於本集團大部份資產與負債、收益及付款均以港元及美元折算，故本集團認為，只要港元與美元匯率掛鈎，則本集團無重大之外匯波動風險。

或然負債及承擔

於二零零二年十二月三十一日，本集團並無重大之或然負債及承擔。

股本重組

於二零零二年十一月，本公司透過削減股本、股份合併、註銷股份溢價及股份拆細而完成股本重組。因此，緊接於二零零二年十二月進行供股前，本公司之已發行股本由4,708,942,008股每股面值0.02港元之股份，拆細為235,447,100股每股面值0.01港元之股份，而因削減股本及註銷股份溢價而產生之總金額1,288,062,660港元，乃用作攤銷本公司之累計虧損，有關餘數則計入本公司之實繳盈餘賬內。此外，於股本重組後，本公司每手股份之股數，則由4,000股每股面值0.02港元之股份，改為10,000股每股面值0.01港元之股份。

僱員及薪酬政策

於二零零二年十二月三十一日，本集團於香港及海外有214名僱員（二零零一年：226名）。

本集團之薪酬政策與本集團經營所在地方之市場慣例相符，並按個別員工之表現及經驗制訂。除支付薪金外，本集團亦向其員工提供其他福利，包括公積金及醫療津貼。

本公司董事會(「董事會」)欣然提呈本公司及其附屬公司(統稱「本集團」)截至二零零二年十二月三十一日止年度之董事會報告及經審核財務報表。

主要業務

本公司之主要業務為投資控股，其主要附屬公司之主要業務載於財務報表附註10。

分類資料

本集團截至二零零二年十二月三十一日止年度按主要業務及營運地區劃分之營業額及業績分析載於財務報表附註25。

業績及股息

本集團截至二零零二年十二月三十一日止年度之業績載於第24頁之綜合收益表內。

本公司董事會不建議就截至二零零二年十二月三十一日止年度派發任何股息(二零零一年：無)。

集團財務概要

本集團過去五個財政年度之業績、資產及負債概要載於第65及66頁。

主要客戶及供應商

於回顧年度，本集團五大客戶之總營業額佔本集團本年度總營業額約5%，其中最大客戶之銷售額佔約3%。

五大供應商之總採購額佔本集團本年度總採購額約48%，其中最大供應商之採購額佔約19%。

本公司各董事、彼等之聯繫人士或就董事所知擁有本公司股本5%以上之股東，概無於年內任何時間擁有五大客戶及供應商之任何權益。

物業、機器及設備

年內，本公司及本集團之物業、機器及設備之變動詳情載於財務報表附註9。

儲備

年內，本公司及本集團之儲備變動詳情載於財務報表附註20。

董事

於年內及截至本報告日期，本公司董事之芳名如下：

執行董事：

Richard John Siemens先生 *(主席)*
Kuldeep Saran先生
Derrick Francis Bulawa先生
林祥貴先生

非執行董事：

William Bruce Hicks先生
韋雅成先生*
Matthew Brian Rosenberg先生*

* *獨立非執行董事*

遵照本公司公司細則之第87條細則，Derrick Francis Bulawa先生及林祥貴先生於應屆股東週年大會上須輪值退任，而彼等符合資格膺選連任。

董事之證券權益

於二零零二年十二月三十一日,根據證券(披露權益)條例(「披露權益條例」)第28條或上市公司董事進行證券交易的標準守則(「標準守則」)須知會本公司及香港聯合交易所有限公司(「聯交所」),或根據披露權益條例第29條存置之登記冊所記錄,各董事及彼等各自之聯繫人士在本公司或其聯營公司(定義見披露權益條例)之已發行股本中擁有之權益如下:

董事姓名	所持每股面值0.01港元之普通股股份數目 個人權益	公司權益	權益總數
Richard John Siemens先生	—	100,631,627 *(附註1及2)*	100,631,627
William Bruce Hicks先生	2,319,914 *(附註1)*	67,962,428 *(附註1及3)*	70,282,342
Kuldeep Saran先生	341,200 *(附註1)*	67,632,428 *(附註1及4)*	67,973,628
韋雅成先生	10,000 *(附註1)*	—	10,000

附註:

1. 股份數目已就分別於二零零二年十一月及十二月進行之股本重組及供股而作出調整,詳情載於財務報表附註18。
2. Siemens Enterprises Limited實益擁有2,400,000股股份,該公司由Richard John Siemens先生管控。Goldstone Trading Limited實益擁有98,231,627股股份,該公司由Siemens先生管控。
3. 67,962,428股股份由William Bruce Hicks先生管控之Great Wall Holdings Limited實益擁有。
4. 67,632,428股股份由Kuldeep Saran先生管控之Future (Holdings) Limited實益擁有。

董事於本公司購股權之權益另於下文「董事收購股份或債券之安排」一段中披露。

除上文所披露者外,根據披露權益條例及標準守則,於二零零二年十二月三十一日,各董事、主要行政人員及/或彼等之任何聯繫人士概無在本公司或其任何聯營公司(定義見披露權益條例)之股份或債務證券中擁有任何權益。

董事收購股份或債券之安排

根據舊購股權計劃(進一步詳情載於下文「購股權計劃」),除已註銷7,751,850份授予董事之購股權外,年內概無購股權獲授出、行使、註銷及失效。

年內根據舊購股權計劃向董事及合資格僱員授出之購股權之變動情況及於二零零二年十二月三十一日尚未行使之購股權詳情如下:

				購股權數目					
	授出日期	行使期	經調整行使價 (附註1) 港元	於二零零二年一月一日	經調整 (附註2)	年內授出	年內行使	年內註銷/失效	於二零零二年十二月三十一日
董事									
Richard John Siemens先生	二零零零年一月二十四日	二零零零年一月二十四日至二零零九年十月二十四日	2.30	28,700,000	2,870,000	–	–	(2,870,000)	–
Derrick Francis Bulawa先生	一九九九年十月二十五日	二零零零年十月二十五日至二零零九年十月二十四日	1.40	23,961,235	2,396,124	–	–	(2,396,124)	–
	一九九九年十一月十六日	二零零零年十一月十六日至二零零九年十月二十四日	1.60	4,750,000	475,000	–	–	(475,000)	–
	一九九九年十二月二十三日	二零零零年十二月二十三日至二零零九年十月二十四日	2.00	250,000	25,000	–	–	(25,000)	–
	二零零零年一月三日	二零零一年一月三日至二零零九年十月二十四日	2.30	25,000	2,500	–	–	(2,500)	–
	二零零零年十月二十五日	二零零一年十月二十五日至二零零九年十月二十四日	1.20	9,532,274	953,226	–	–	(953,226)	–
				38,518,509	3,851,850	–	–	(3,851,850)	–
林祥貴先生	一九九九年十月二十五日	二零零零年十月二十五日至二零零九年十月二十四日	1.40	4,500,000	450,000	–	–	(450,000)	–
	二零零零年一月二十四日	二零零零年二月二十一日至二零零九年十月二十四日	2.30	1,500,000	150,000	–	–	(150,000)	–
	二零零零年一月二十五日	二零零零年三月一日至二零零九年十月二十四日	2.30	500,000	50,000	–	–	(50,000)	–
	二零零零年三月三日	二零零零年四月三日至二零零九年十月二十四日	7.60	3,800,000	380,000	–	–	(380,000)	–
				10,300,000	1,030,000	–	–	(1,030,000)	–
				77,518,509	7,751,850	–	–	(7,751,850) (附註3)	–

董事收購股份或債券之安排(續)

授出日期	行使期	經調整行使價(附註1)港元	購股權數目 於二零零二年一月一日	經調整(附註2)	年內授出	年內行使	年內註銷／失效	於二零零二年十二月三十一日
僱員								
一九九九年十月二十五日	二零零零年十月二十五日至二零零九年十月二十四日	1.40	13,650,000	1,365,000	–	–	–	1,365,000
一九九九年十一月十六日	二零零零年十一月十六日至二零零九年十月二十四日	1.60	75,000	7,500	–	–	–	7,500
一九九九年十二月二十三日	二零零零年十二月二十三日至二零零九年十月二十四日	2.00	3,700,000	370,000	–	–	–	370,000
二零零零年一月三日	二零零一年一月三日至二零零九年十月二十四日	2.30	3,000,000	300,000	–	–	–	300,000
二零零零年一月二十四日	二零零零年二月二十一日至二零零九年十月二十四日	2.30	6,000,000	600,000	–	–	–	600,000
二零零零年一月二十五日	二零零零年三月一日至二零零九年十月二十四日	2.30	2,000,000	200,000	–	–	–	200,000
二零零零年三月三日	二零零零年四月三日至二零零九年十月二十四日	7.60	15,200,000	1,520,000	–	–	–	1,520,000
二零零零年三月三日	二零零一年三月三日至二零零九年十月二十四日	7.60	3,150,000	315,000	–	–	–	315,000
二零零零年四月二十八日	二零零一年四月二十八日至二零零九年十月二十四日	3.30	4,915,000	491,500	–	–	–	491,500
二零零零年八月九日	二零零一年八月九日至二零零九年十月二十四日	2.30	550,000	55,000	–	–	–	55,000
二零零零年十月二十五日	二零零一年十月二十五日至二零零九年十月二十四日	1.20	400,000	40,000	–	–	–	40,000
二零零一年五月十六日	二零零一年五月十六日至二零零三年四月一日	0.80	200,000	20,000	–	–	–	20,000
			52,840,000	5,284,000	–	–	–	5,284,000
合計			130,358,509	13,035,850	–	–	(7,751,850)	5,284,000

董事收購股份或債券之安排(續)

附註:

1. 每份購股權之行使價格已就分別於二零零二年十一月及十二月進行之股本重組及供股(詳情載於財務報表附註18)而作出調整,調整方法為先將每股行使價乘以20,然後再除以2。

2. 購股權之數目已就分別於二零零二年十一月及十二月進行之股本重組及供股(詳情載於財務報表附註18)而作出調整,調整方法為先將購股權數目除以20(將零碎份數下調至最接近之整數),然後再乘以2。

3. 本公司於二零零二年十二月三十一日與Richard John Siemens先生、Derrick Francis Bulawa先生及林祥貴先生各自訂立註銷契據。據此,上述董事於二零零二年十二月三十一日自願註銷彼等合共7, 751,850份未行使之購股權。

於二零零二年十二月三十一日,自於二零零二年六月二十八日採納新購股權計劃以來,本公司並無授出任何購股權,有關計劃之詳情另載述於下文「購股權計劃」一節。

除上文所述者外,本公司或其任何附屬公司概無於年內訂立任何安排,致使本公司任何董事或主要行政人員可藉收購本公司或任何其他法人團體之股份或債券而獲益,而各董事或主要行政人員或彼等之配偶或未滿18歲之子女於年內亦概無擁有或獲授予任何可認購本公司或其聯營公司(定義見披露權益條例)股份或債券之權益或權利,亦無於年內行使任何該等權利。

董事之服務合約

本公司已與本公司獨立非執行董事訂立服務合約,初定期限為截至二零零二年十二月三十一日止,為期一年。此後,除非一方至少提前一個歷月向另一方發出書面通知予以終止,否則該等合約將會延續。

於二零零二年十二月三十一日,擬於應屆股東週年大會上膺選連任之董事概無與本公司或其附屬公司訂立本集團不可於一年內終止而免付賠償(法定補償除外)之服務合約。

董事之重大合約權益

於結算日或年內任何時間，本公司或其各附屬公司概無訂立本公司董事於其中直接或間接擁有重大權益之重大合約。

主要股東

於二零零二年十二月三十一日，根據披露權益條例第16(1)條由本公司存置之主要股東登記冊所載，除上文「董事之證券權益」一段中披露之權益外，下列股東擁有本公司已發行股本10%或以上之權益：

股東名稱	所持股份之數目	佔總發行股本百分比
Goldstone Trading Limited	98,231,627*	20.9%
Great Wall Holdings Limited	67,962,428*	14.4%
Future (Holdings) Limited	67,632,428*	14.4%

* 該等權益與上文「董事之證券權益」內附註說明所披露Richard John Siemens先生(透過Goldstone Trading Limited持有)、Kuldeep Saran先生及William Bruce Hicks之公司權益相同。

除上文所披露者外，於二零零二年十二月三十一日，本公司並無獲悉有任何人士持有本公司已發行股本10%或以上之任何其他權益。

股本

本公司於年內之股本變動詳情及發行股份之目的載於財務報表附註18。

購股權計劃

(a) 本公司

根據於一九九九年十月二十五日舉行之股東特別大會上採納之本公司僱員購股權計劃（「舊購股權計劃」），本公司董事曾可按該計劃規定之條款及條件，酌情邀請本集團之合資格僱員（包括本公司之執行董事）接納可認購本公司股份之購股權。本公司已於二零零二年六月二十八日舉行之股東特別大會上終止舊購股權計劃，惟根據該計劃已授出但未行使之購股權其後仍然有效並受該計劃條款約束。

於二零零二年六月二十八日，本公司採納一項新購股權計劃（「新購股權計劃」）以符合上市規則第17章之新規定。根據新購股權計劃，董事會可按該計劃規定之條款及條件，酌情授出購股權予(i)本集團各成員公司或聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商；及／或(ii)全權信託對象包括任何上述人士之任何全權信託。本公司自採納新購股權計劃以來並無據其授出任何購股權。

(b) 附屬公司

本公司若干附屬公司各自根據本公司於二零零一年四月二十五日舉行之股東特別大會上採納及批准之本公司附屬公司購股權計劃規則及程序（「舊計劃規則及程序」）之條款及條件，分別採納僱員購股權計劃（「舊附屬公司計劃」）。據此，本公司若干董事及主要行政人員（彼等亦為該等附屬公司之董事），與及該等附屬公司之僱員乃合符資格可根據所載條款及條件認購有關附屬公司之股份。舊附屬公司計劃其後由附屬公司在二零零二年六月二十八日召開之本公司股東特別大會上註銷舊計劃規則及程序之時告終止。自各自之舊附屬公司計劃獲採納以來，各附屬公司並無據其授出任何購股權。

購股權計劃(續)

(b) 附屬公司(續)

於二零零二年六月二十八日，本公司就其附屬公司之購股權計劃採納新計劃規則及程序(「新計劃規則及程序」)，以符合上市規則第17章之新規定。各附屬公司可按新計劃規則及程序之條款及條件採納彼等各自之購股權計劃。據此，各有關附屬公司之董事會可酌情授出各自之購股權予(i)附屬公司及其附屬公司、其任何控股公司或任何聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商；及／或(ii)全權信託對象包括任何上述人士之任何全權信託。自採納新計劃規則及程序以來，概無附屬公司根據新計劃規則及程序之條款及條件採納彼等各自之購股權計劃。

新購股權計劃以及新計劃規則及程序之主要條款概述如下：

(i) 目的

計劃旨在令董事會可向合資格參與者授出購股權，作為(i)認可或確認合資格參與者已經及將會為本集團作出之貢獻之鼓勵及／或獎勵；及(ii)激勵高質素僱員作出高水準表現，以長期提高股東價值。

(ii) 股數上限

根據計劃可授出之購股權(連同已行使及當時尚未行使之購股權)，加上根據任何其他購股權計劃將予授出之購股權所涉及股份總數，合共不得超逾於批准該計劃之日本公司已發行股本10%(除非已根據計劃獲股東批准則作別論)。(於本年報日，在新購股權計劃下可供發行之股份總數為8,582,762股，佔本公司於當日已發行股本之1.8%。)

購股權計劃（續）

(ii) 股數上限（續）

已發行及於根據計劃及任何其他購股權計劃向合資格參與者授出之購股權（包括已發行及尚未行使之購股權）獲行使時須予發行之股份數目上限，不得超過於截至授出日期（包括該日）止任何12個月期間不時已發行股份之1%。

(iii) 行使期及接納購股權之付款

購股權可於將由董事所釐定並通知各承授人之期限內任何時間按計劃之條款行使，最高期限自授出日期起計為期10年。

倘於要約日期起計28日內之營業日內，新購股權計劃之承授人妥為簽署載有接納授出購股權要約之函件副本，或新計劃規則及程序項下之承授人按董事會不時釐定之方式妥為接納授出購股權要約，以及向該公司支付1.00港元（或等值之美元）作為獲授購股權之代價已由該公司收悉，則購股權應視作已經授出並獲接納及生效。

(iv) 認購價之釐定基準

新購股權計劃

在計劃條款及上市規則之規限下，任何購股權之認購價不得少於以下之較高者(i)於授出日期股份在聯交所日報表之收市價；及(ii)本公司股份於緊接授出日期前五個交易日在聯交所日報表之平均收市價；及(iii)本公司股份之面值。

購股權計劃（續）

(iv) 認購價之釐定基準（續）

新計劃規則及程序

在計劃條款及上市規則之規限下，任何購股權之認購價不得低於股份之面值，惟倘購股權擬根據美國稅法合資格成為獎勵性購股權，則其認購價不得低於計劃條款所述股份之公平市值。

(v) 計劃之剩餘年期

董事會可酌情決定計劃之有效及生效期，惟以採納計劃之日起計10年為限。

主要附屬公司詳情

本公司主要附屬公司詳情載於財務報表附註10。

流動資金

於二零零二年十二月三十一日，本集團仍可維持穩定之流動資金，現金及現金等值項目約為38,795,000港元（二零零一年：118,456,000港元）。

銀行借貸及透支

本集團於二零零二年十二月三十一日並無任何銀行借貸及透支。本集團於年內亦無將利息資本化。

買賣或贖回本公司之上市證券

在本年度內，本公司或各附屬公司概無買賣或贖回本公司之任何上市證券。

退休福利計劃

自二零零零年十二月起，本集團(海外附屬公司除外)根據強制性公積金計劃條例之規則及規例，為所有合資格僱員設立強制性公積金計劃(「強積金計劃」)。強積金計劃之資產與本集團之資產分開持有，並由獨立受託人管控。根據強積金計劃，本集團及各合資格僱員均須每月作出供款，供款額為有關合資格僱員每月收入之5%，而各方每月上限為1,000港元。此外，僱員亦可選擇作出超逾上述上限金額之自願性供款。已於收益表中計入之強積金計劃供款，為本集團(海外附屬公司除外)按強積金計劃規則所訂之比率須向基金支付之供款。

海外附屬公司亦已根據有關法例規定所訂明之法定限制，為彼等之僱員設立退休金計劃或類似安排。

於結算日，本集團並無因僱員脱離強積金計劃而產生重大之沒收供款，而該沒收供款可用作削減本集團於未來年度應付之供款。

董事詳情

本公司董事之履歷詳情載於第21及22頁之董事簡歷。

酬金政策及僱員關係

於二零零二年十二月三十一日，本集團聘用214名全職僱員。本集團與僱員之關係良好。

結算日後事項

於二零零三年一月，本集團與一獨立第三方訂立買賣協議，以1,500,000港元之代價出售本公司兩家附屬公司。該等附屬公司持有本集團就所承接企業管理相關業務而購入、設立及承擔之大部份資產及負債。

最佳應用守則

本公司董事並無知悉任何資料合理顯示本公司於截至二零零二年十二月三十一日止年度未有或未曾遵守聯交所證券上市規則附錄14所載之最佳應用守則。

審核委員會

審核委員會已與管理層審閱本集團所採納之會計原則及慣例,並就審核、內部監控及財務匯報事宜(包括審閱截至二零零二年十二月三十一日止年度之經審核財務報表草稿)進行討論。

優先購買權

本公司之公司細則或百慕達法例並無關於優先購買權之規定,而百慕達法例亦無對此權利有所限制。

核數師

有關續聘*特許會計師*兼*執業會計師*摩斯倫會計師事務所為核數師之決議案將於本公司應屆股東週年大會上提呈。

承董事會命
主席
Richard John Siemens

香港,二零零三年四月十日

董事簡歷

Richard John Siemens，58歲，主席，於二零零零年一月加入本集團。Siemens先生對電訊業具舉足輕重的影響。彼為Distacom Communications Limited主席兼創辦成員，亦為SUNDAY Communications Limited創辦成員、聯席主席兼執行董事。Siemens先生於加拿大出生及長大，受特許會計師訓練，並於一九七九年來港。於一九八四年，Siemens先生與和記黃埔及摩托羅拉合夥成立和記電話有限公司。在Siemens先生作為和記電訊有限公司之集團董事總經理同時，亦推動成立包括亞洲衛星、衛星電視及新城電台等其他著名公司，且參與和記以Orange品牌經營之歐洲流動電話業務之推展工作。

Kuldeep Saran，51歲，副主席，於二零零一年十二月加入本集團。Saran先生具備電訊業各方面之豐富經驗，為本公司策略發展擔當主要策劃工作。彼亦為Distacom Communications Limited及SUNDAY Communications Limited之執行董事。Saran先生在加入Distacom前任職德意志銀行，出任電訊組亞太區主管。在此之前，Saran先生亦曾為和記電訊之策劃部董事，負責發展及推行於歐洲及亞洲之新業務。於一九九二年來港前，Saran先生曾獲委任為摩托羅拉位於印度主管。彼持有工程學士及工商管理碩士學位。

Derrick Francis Bulawa，39歲，於一九九九年九月加盟本集團出任行政總裁，並於一九九九年十月獲委任為執行董事。Bulawa先生為Zone業務之創辦成員兼美國ZONE Telecom Inc.之總裁。彼現駐於美國，全力為本公司業務進軍該市場擔當領導工作。Bulawa先生為衛星電視的主要創辦成員之一，曾任以美國為基地之UNIFI Communications之首席營運總監，從事在環球通訊、衛星通訊、數據及電訊方面之工作超過18年之久。Bulawa先生獲美國DeVry科技學院頒發電子工程技術理學士學位。

林祥貴，43歲，於一九九九年十月獲委任為執行董事，負責執行集團之整體企業策略。來港前，林先生曾在紐西蘭、俄羅斯、馬來西亞及新加坡從事電訊及資訊科技相關行業之工作。林先生持有紐西蘭奧克蘭大學頒發之工程學士學位及工程碩士學位。

William Bruce Hicks，41歲，於二零零一年十二月獲委任為本公司之非執行董事。彼為SUNDAY Communications Limited（以香港為基地之流動電話公司）之集團董事總經理。Hicks先生亦為SUNDAY主要股東Distacom Communications Limited之執行董事。在一九九四年加入成為Distacom之合夥人前，Hicks先生曾效力香港和記電訊及美國Motorola Inc.。彼於一九八三年取得密芝根科技大學之電機工程學士學位及於一九八七年取得瑞士日內瓦國際管理學院之工商管理碩士學位。Hicks先生為加拿大公民，已婚，並有兩名子女。

韋雅成，48歲，於二零零一年八月獲委任為本公司之獨立非執行董事。韋雅成先生為註冊律師及Weir & Associates, Solicitors & Notaries之顧問。韋雅成先生於加拿大出生及接受教育，並專責處理有關企業商業稅務及證券等法律事務。彼自一九八五年起在香港執業，並於香港之Phillips & Vineberg律師事務所效力多年。該律師事務所為北美洲歷史最悠久及最受人敬仰的律師事務所之一。韋雅成先生在加拿大獲得律師、大律師及公證人之專業資格，並在英國及香港獲認許為律師。

Matthew Brian Rosenberg，31歲，於二零零一年八月獲委任為本公司之獨立非執行董事。Rosenberg先生現任Forgent Networks國際銷售及營運部副總裁。彼於亞洲、澳洲及歐洲之國際管理方面擁有10年經驗。彼為該等地區之電訊業及尖端科技業成功開發收入來源業務模式。彼持有麻省University of Amherst之日文及西班牙文文學士學位。


mri
Moores Rowland

摩斯倫會計師事務所

致e-Kong Group Limited
(於百慕達註冊成立之有限公司)
全體股東

本核數師已完成審核刊於第24頁至64頁按照香港公認會計原則編製之財務報表。

董事及核數師之責任

貴公司之董事須編製真實與公平之財務報表。在編製該等財務報表時，董事必須貫徹採用合適之會計政策。

本核數師之責任是根據審核工作之結果，對該等財務報表作出獨立意見，並向各股東報告。

意見之基礎

本核數師是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式審核與財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報表時所作之重大估計和判斷，所釐定之會計政策是否適合　貴公司及　貴集團之具體情況，及有否貫徹運用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得一切我們認為必需之資料及解釋為目標，使我們能獲得充分之憑證，就該等財務報表是否存有重要錯誤陳述，作出合理之確定。在作出意見時，我們亦已衡量該等財務報表所載之資料在整體上是否足夠。我們相信，我們之審核工作已為下列意見建立了合理之基礎。

意見

本核數師認為上述之財務報表均真實與公平地反映　貴公司及　貴集團於二零零二年十二月三十一日之財政狀況及　貴集團截至該日止年度之虧損及現金流量，並已按照香港公司條例之披露規定適當地編製。

摩斯倫會計師事務所
特許會計師
執業會計師

香港，二零零三年四月十日

綜合收益表

截至二零零二年十二月三十一日止年度

	附註	二零零二年 千港元	二零零一年 千港元
營業額	3	316,746	263,896
銷售成本		(226,986)	(214,038)
毛利		89,760	49,858
其他收入	3	313	4,216
其他收益		3,039	—
分銷成本		(25,428)	(22,370)
業務宣傳及市場推廣開支		(6,853)	(31,166)
經營及行政開支		(139,661)	(176,615)
其他經營開支		(77,176)	(76,688)
經營虧損		(156,006)	(252,765)
融資成本	4	(1,080)	(1,216)
無形資產及商譽撇銷	4	—	(114,795)
證券投資減值撥備		(27,982)	(72,021)
持有其他投資之未變現虧損		(3,117)	(240,476)
應佔聯營公司業績		1,911	(752)
除稅前經常業務虧損	4	(186,274)	(682,025)
稅項	6	—	—
除稅後經常業務虧損		(186,274)	(682,025)
少數股東權益		—	710
股東應佔虧損淨額	7 及20	(186,274)	(681,315)
每股虧損	8		
一基本		(0.74港元)	(6.75港元)
一攤薄		不適用	不適用

綜合資產負債表

於二零零二年十二月三十一日

	附註	二零零二年 千港元	二零零一年 千港元
資產及負債			
非流動資產			
物業、機器及設備	9	**190,730**	215,428
聯營公司權益	11	**–**	4,838
證券投資	12	**3,452**	31,434
		194,182	251,700
流動資產			
其他投資	13	**91**	47,737
貿易及其他應收款項	14	**51,908**	54,230
已抵押存款	15	**7,740**	7,107
銀行結餘及現金		**31,055**	111,349
		90,794	220,423
流動負債			
貿易及其他應付款項	16	**81,210**	98,556
財務租賃承擔之即期部份	17	**6,566**	11,372
		87,776	109,928
流動資產淨值		**3,018**	110,495
總資產減流動負債		**197,200**	362,195
長期負債			
財務租賃承擔	17	**830**	4,885
資產淨值		**196,370**	357,310
資本及儲備			
已發行股本	18	**4,709**	103,665
儲備	20	**191,661**	253,645
		196,370	357,310

經由董事會於二零零三年四月十日批准及授權發佈

董事
Richard John Siemens

董事
Kuldeep Saran

資產負債表

於二零零二年十二月三十一日

	附註	二零零二年 千港元	二零零一年 千港元
資產及負債			
非流動資產			
物業、機器及設備	9	539	1,115
附屬公司權益	10	184,564	515,300
聯營公司權益	11	–	6,806
		185,103	523,221
流動資產			
貿易及其他應收款項	14	2,168	843
已抵押存款	15	3,045	3,007
銀行結餘及現金		16,336	90,577
		21,549	94,427
流動負債			
貿易及其他應付款項	16	10,094	7,337
流動資產淨值		11,455	87,090
資產淨值		196,558	610,311
資本及儲備			
已發行股本	18	4,709	103,665
儲備	20	191,849	506,646
		196,558	610,311

經由董事會於二零零三年四月十日批准及授權發佈

董事
Richard John Siemens

董事
Kuldeep Saran

綜合股本權益變動表

截至二零零二年十二月三十一日止年度

	股本	股份溢價	匯兑儲備	資本贖回儲備	綜合賬目之商譽	實繳盈餘	累計虧損	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零一年一月一日	40,879	1,122,734	(388)	6	(69,335)	–	(252,280)	841,616
按溢價發行股份	62,786	70,638	–	–	–	–	–	133,424
股份發行開支	–	(6,131)	–	–	–	–	–	(6,131)
換算海外附屬公司時之匯兑差額	–	–	381	–	–	–	–	381
撇銷綜合賬目時產生商譽	–	–	–	–	69,335	–	–	69,335
股東應佔虧損淨額	–	–	–	–	–	–	(681,315)	(681,315)
於二零零一年十二月三十一日	103,665	1,187,241	(7)	6	–	–	(933,595)	357,310
轉換成股份之優先股	(9,680)	–	–	–	–	–	–	(9,680)
轉換優先股時發行之股份	194	9,486	–	–	–	–	–	9,680
削減股份面值，由每股0.02港元削減至每股0.0005港元	(91,824)	–	–	91,824	–	–	–	–
股本重組	–	(1,196,239)	–	(91,824)	–	607,462	680,601	–
供股時按溢價發行股份	2,354	25,899	–	–	–	–	–	28,253
股份發行開支	–	(2,926)	–	–	–	–	–	(2,926)
換算海外附屬公司時之匯兑差額	–	–	7	–	–	–	–	7
股東應佔虧損淨額	–	–	–	–	–	–	(186,274)	(186,274)
於二零零二年十二月三十一日	**4,709**	**23,461**	**–**	**6**	**–**	**607,462**	**(439,268)**	**196,370**

綜合現金流量表

截至二零零二年十二月三十一日止年度

	附註	二零零二年 千港元	二零零一年 千港元
經營業務			
經營所用現金	21	(101,945)	(191,292)
已收利息		313	4,216
財務租賃承擔之利息		(1,080)	(1,216)
經營業務所用現金淨額		(102,712)	(188,292)
投資業務			
購買物業、機器及設備		(24,777)	(134,564)
購買無形資產		–	(4,313)
購買證券投資及其他投資		–	(131,294)
出售物業、機器及設備所得款項		713	1,181
出售其他投資所得款項		30,664	23,200
聯營公司(償還)/墊付款項		(15)	7,195
收購附屬公司(已扣除所收購現金及現金等值項目)		–	(1,603)
出售附屬公司(已扣除所出售現金及現金等值項目)		–	15,000
投資業務所得/(所用)現金淨額		6,585	(225,198)
融資業務			
發行股份		25,327	127,293
少數股東提供之資金		–	591
償還財務租賃承擔		(8,861)	(8,926)
融資所得現金淨額		16,466	118,958
現金及現金等值項目減少淨額		(79,661)	(294,532)
於一月一日之現金及現金等值項目		118,456	412,988
於十二月三十一日之現金及現金等值項目		38,795	118,456
現金及現金等值項目之結餘分析			
已抵押存款		7,740	7,107
銀行結餘及現金		31,055	111,349
		38,795	118,456

1. 一般資料

本公司為於百慕達註冊成立之獲豁免有限公司，其普通股於香港聯合交易所有限公司(「聯交所」)上市。

2. 主要會計政策

本財務報表乃根據香港會計師公會所頒佈之會計實務準則(「會計實務準則」)及詮釋、香港普遍採納之會計原則及香港公司條例之披露規定而編撰。本集團所採用之主要會計政策概要載於下文。

編撰基準

此等財務報表乃按歷史成本而編撰，並已透過重估若干證券投資而作出修訂(詳見下文會計政策)。

綜合賬目之基準

綜合財務報表包括本公司及其附屬公司截至二零零二年十二月三十一日止之財務報表。

於本年內購入或出售之附屬公司業績分別由實際收購日起入賬或入賬至實際出售日止。

集團內公司間之所有重要交易及結餘已於綜合賬目時對銷。

非全資擁有附屬公司之少數股東應佔虧損乃按少數股東各自擁有之股本列賬。其後本集團承擔所有進一步虧損。

2. 主要會計政策(續)

綜合賬目時產生之商譽

綜合賬目時產生之正商譽乃指收購成本超逾本集團所佔已收購可分辨資產與負債之公平值之差額。正商譽乃以直線法按其估計可使用年期於綜合收益表中攤銷。正商譽乃按成本減任何累積攤銷及任何減值虧損於綜合資產負債表內列作資產。

收購附屬公司及聯營公司所產生之負商譽指本集團所佔已收購可分辨資產與負債之公平值超逾收購成本之差額。倘有關負商譽關乎收購計劃中確認之預期未來虧損及開支,並可可靠地計算,則有關負商譽於未來虧損及開支確認時在綜合收益表中確認。任何負商譽餘額(最多達所收購非貨幣資產公平值)在該等可予折舊非貨幣資產之加權平均可使用年期內在綜合收益表中確認。超出所收購非貨幣資產公平值之負商譽即時在綜合收益表中確認。

於年內出售附屬公司或聯營公司時,過去並未於綜合收益表中攤銷或先前列作本集團儲備變動之任何應佔已收購商譽金額,將撥入出售溢利或虧損中計算。

附屬公司

附屬公司為本集團或本公司有權直接或間接監管其財務及營運政策,從而在其業務中獲益之公司。於本公司之資產負債表內,附屬公司投資按成本減累積減值虧損入賬。投資之賬面值乃按個別基準減至其可收回數額。

2. 主要會計政策 *(續)*

聯營公司

聯營公司並非附屬公司或合營企業，乃本集團對其具有重大影響力之公司。綜合收益表包括本集團年內應佔之聯營公司業績，而綜合資產負債表則包括本集團應佔之聯營公司淨資產，亦包括收購時之商譽或負商譽減累計攤銷。

倘於聯營公司之投資賬面值變為零，則終止股本記賬，除非本集團已對該聯營公司承擔責任或擔保責任。

物業、機器及設備

物業、機器及設備乃按成本減累計折舊及累積減值虧損列賬。

物業、機器及設備之成本值包括其購買價及任何將資產達致可作擬定用途之運作情況及地點之任何直接應佔成本。將資產回復至正常工作狀態所產生之主要費用於收益表內扣除。裝修費用乃撥作資本並按其估計可使用年期折舊。

物業、機器及設備報廢或出售時所得之盈利或虧損，乃指有關資產之估計出售所得款項淨額與其賬面值之差額，並於收益賬內確認為收入或開支。

2. 主要會計政策(續)

物業、機器及設備(續)

物業、機器及設備乃按其自全面運作之日期起計可使用年期，並扣除估計剩餘價值後，按下列折舊年率以直線法撇銷其成本值減累計減值虧損：

租賃物業裝修	剩餘租期
機械及設備	20%-33%
辦公室設備、傢俬及裝置	20%-33%

融資租約下所持有之資產乃以與自置資產相同之基準按其估計可使用年期或租約年期(以較短者為準)予以折舊。

證券投資

按特定長期目的持續持有之證券投資乃按成本入賬，並於每個報告日進行減損檢討，以反映任何預期之非短暫性減值。撥備之數額於出現減值時於收益表內確認。

不屬證券投資類別之證券歸類為其他投資，並按公平值在資產負債表中入賬。持有其他投資之未變現收益或虧損均入賬於收益表內。

出售證券投資及其他投資之損益乃指出售所得款項淨額與證券之賬面值之差額，並於進行出售之期間入賬。

減值

於各個結算日，本公司均會審核其有形及無形資產之賬面值，以釐訂該等資產可有出現減值虧損。倘資產之估計可收回金額低於其面值，則資產之面值將減至其可收回金額。減值虧損即時確認為開支。

2. 主要會計政策 *(續)*

減值 *(續)*

倘某項減值虧損其後撤回，則該項資產之賬面值將增至重新估計之可收回金額，惟以增加後之賬面值不得超逾該項資產於過往年度並無減值虧損所釐定之賬面值為限。減值虧損撤回時將即時確認為收入。

收入確認

收入乃於本集團可取得經濟利益及得以可靠地計算收入時確認。

電訊服務之收入乃於向客戶提供服務時確認。

企業管理服務之收入乃於提供活動管理服務時確認入賬。

其他收入包括互聯網保安解決方案服務收入、電腦軟硬件之銷售，以及保險及管理顧問收入。互聯網保安解決方案服務收入及保險及管理顧問收入乃於提供服務期間確認。銷售電腦軟硬件乃於貨物付運及所有權轉移時入賬。

利息收入乃以本金結餘及適用之利率，按時間比例基準計算。

租賃

凡大部份風險及擁有權之回報均已轉讓予承租人之租約，均列為財務租賃。所有其他租約均列作經營租賃。

2. 主要會計政策（續）

租賃（續）

根據財務租賃持有之資產於收購日期按租賃資產之公平值與最低租賃付款之現值中較低者確認為資產。出租人之相關負債在資產負債表列作財務租賃承擔。融資成本指租賃承擔總額與所收購資產公平值之差額，並會按有關租約之期限在收益表中扣除，使每個會計期間之餘下承擔有大約一致之支出。

經營租約下應付之租金乃按租約期限以直綫法確認為開支。

外幣

外幣交易均按有關交易日期之匯率兌換。以外幣為單位之貨幣資產及負債乃按結算日之概約匯率換算為港元，而匯兌差額計入收益表內。

於綜合賬目時，以港元以外之貨幣結算之海外附屬公司之財務報表乃按結算日之概約匯率換算，而收益表則按當年平均匯率換算。於綜合賬目時產生之一切匯兌差額均列入匯兌儲備中。

稅項

稅項乃根據本年度之業績計算，並就毋須課稅或不獲寬減之項目作出調整。在稅務上所確認之若干收支項目與其在財務報表上所確認之會計年度不同，因而產生時差。時差帶來之稅務影響以負債法計算，僅會在可預見將來會出現負債或資產之情況下在財務報表內確認為遞延稅項。除非遞延稅項資產能毫無疑問得以變現，否則一概不予確認。

2. 主要會計政策(續)

退休福利計劃

退休福利計劃之供款義務於其發生時在收益表內確認為開支。該計劃之資產由獨立受託人與本集團之其他資產分開持有。

3. 營業額及收入

按種類確認之營業額及收入分析如下:

	本集團	
	二零零二年 千港元	二零零一年 千港元
營業額		
電訊服務收入	**298,543**	224,162
企業管理服務收入	**11,420**	34,912
其他	**6,783**	4,822
	316,746	263,896
其他收入		
利息收入	**313**	4,216
收入	**317,059**	268,112

4. 除稅前經常業務虧損

已扣除：

	本集團	
	二零零二年 千港元	二零零一年 千港元
(a) 融資成本		
財務租賃承擔之融資費用	**1,080**	1,216
(b) 其他項目		
無形資產攤銷已列入其他經營開支內	–	2,471
核數師酬金：		
本年度	**1,061**	1,182
過往年度之超額撥備	**(581)**	–
壞賬撇銷	**6,266**	27,237
呆賬撥備	**1,238**	6,170
存貨及已提供服務之成本	**226,986**	214,038
物業、機器及設備折舊：		
自置資產	**41,385**	29,937
財務租賃下持有之資產	**5,537**	2,197
無形資產及商譽撇銷：		
無形資產	–	44,208
商譽	–	70,587
出售其他投資之虧損	**13,865**	3,807
出售物業、機器及設備之虧損	**1,630**	1,471
出售待售物業之虧損	–	2,111
物業之經營租賃費用	**2,619**	12,612
員工成本，包括退休福利之計劃供款	**107,583**	122,423
退休福利計劃之供款	**2,983**	3,577
物業、機器及設備之減值虧損已列入其他經營開支內	**210**	–

5. 董事及高級行政人員酬金

根據香港公司條例第161條披露之董事酬金如下：

	二零零二年 千港元	二零零一年 千港元
袍金	**3,200**	—
薪金、其他酬金及其他實物利益	**3,842**	4,211
退休福利計劃之供款	**70**	12
	7,112	4,223

列入董事酬金部分乃指年內付予獨立非執行董事之袍金200,000港元（二零零一年：零港元）。

除上述酬金外，若干董事根據本公司僱員購股權計劃獲授購股權。年內，所有授予董事之購股權經已註銷。該等實物利益之詳情於董事會報告「董事收購股份或債券之安排」一段內披露。

在就本公司股份而授出之購股權無現有市場情況下，董事無法就授予各董事之購股權達致一個準確估值。

董事之酬金介乎以下組別：

	董事人數	
港元	二零零二年	二零零一年
零－1,000,000	**3**	12
1,500,001 － 2,000,000	**3**	1
2,000,001 － 2,500,000	**1**	1
	7	14

年內，概無董事放棄或同意放棄任何酬金。

5. 董事及高級行政人員酬金(續)

最高薪人員酬金

六位(二零零一年：五位)最高薪人員，包括四位(二零零一年：兩位)董事，其酬金詳情已載於上文。其餘兩位(二零零一年：三位)人員之酬金總額如下：

	二零零二年 千港元	二零零一年 千港元
薪金及其他酬金	3,486	4,981
退休福利計劃之供款	5	–
遣散費	–	325
	3,491	5,306

	人員人數	
港元	二零零二年	二零零一年
1,500,001－2,000,000	2	3

6. 稅項

由於本集團在本年度出現稅務虧損，因此並無就香港利得稅作出撥備。

本年度尚未(抵免)／撥備之遞延稅項之主要部分如下：

	本集團	
	二零零二年 千港元	二零零一年 千港元
免稅額超過折舊	(1,528)	504
稅項虧損	(93,291)	(60,412)
	(94,819)	(59,908)

7. 股東應佔虧損淨額

股東應佔虧損淨額包括已計入本公司財務報表之本公司虧損439,080,000港元（二零零一年：459,819,000港元）。

8. 每股虧損

截至二零零二年十二月三十一日止年度之每股基本虧損乃按股東應佔綜合虧損186,274,000港元（二零零一年：681,315,000港元）及年內已發行普通股之加權平均數252,549,887股（二零零一年：100,890,430股）計算。

由於潛在普通股具反攤薄影響，並將會減少每股虧損，因此並無呈列每股攤薄虧損。

每股虧損之比較數字已因本公司於年內合併股份及供股發行235,447,100股本公司之股份而作出調整。

9. 物業、機器及設備

本集團	機械及設備	租賃物業裝修	辦公室設備、傢俬及裝置	總額
	千港元	千港元	千港元	千港元
成本				
於二零零二年一月一日	231,993	938	22,209	255,140
添置	21,496	32	3,249	24,777
出售	(5,630)	(237)	(1,494)	(7,361)
於二零零二年十二月三十一日	**247,859**	**733**	**23,964**	**272,556**
累計折舊				
於二零零二年一月一日	31,634	232	7,846	39,712
本年度折舊	40,753	152	6,017	46,922
減值虧損	—	—	210	210
出售	(4,226)	(198)	(594)	(5,018)
於二零零二年十二月三十一日	**68,161**	**186**	**13,479**	**81,826**
賬面淨值				
於二零零二年十二月三十一日	**179,698**	**547**	**10,485**	**190,730**
於二零零一年十二月三十一日	200,359	706	14,363	215,428

本集團物業、機器及設備之賬面淨值包括根據財務租賃持有之資產5,537,000港元（二零零一年：22,262,000港元）。

9. 物業、機器及設備（續）

本公司	租賃物業裝修	辦公室設備、傢俬及裝置	總額
	千港元	千港元	千港元
成本			
於二零零二年一月一日	11	2,029	2,040
出售	(11)	(97)	(108)
於二零零二年十二月三十一日	**–**	**1,932**	**1,932**
累計折舊			
於二零零二年一月一日	11	914	925
本年度折舊	–	559	559
出售	(11)	(80)	(91)
於二零零二年十二月三十一日	**–**	**1,393**	**1,393**
賬面淨值			
於二零零二年十二月三十一日	**–**	**539**	**539**
於二零零一年十二月三十一日	–	1,115	1,115

10. 附屬公司權益

	本公司	
	二零零二年	二零零一年
	千港元	千港元
非上市股份，按成本	**7,855**	–
應收附屬公司款項	**901,509**	816,300
減：撥備	**(724,800)**	(301,000)
	184,564	515,300

於結算日之主要附屬公司之詳情如下：

附屬公司名稱	註冊成立／經營地點	已發行及繳足股本	本公司所持股本百分比 直接	本公司所持股本百分比 間接	主要業務
ZONE Global Limited	英屬處女群島	1美元	100%	–	投資控股
ZONE Limited	香港	2港元	–	100%	提供電訊服務
ZONE Telecom Pte Ltd	新加坡	100,000新加坡元	–	100%	提供電訊服務
ZONE USA, Inc.	美國	10美元	–	100%	投資控股
ZONE Telecom, Inc.	美國	10美元	–	100%	提供電訊服務
E-Force Limited	香港	2港元	–	100%	資產持有
EventClicks Global Limited	英屬處女群島	1,075,269美元	93%	–	投資控股

10. 附屬公司權益(續)

附屬公司名稱	註冊成立／經營地點	已發行及繳足股本	本公司所持股本百分比 直接	本公司所持股本百分比 間接	主要業務
EventClicks Limited	香港	500,000港元	–	93%	提供企業管理服務
EventClicks Singapore Pte Limited	新加坡	2新加坡元	–	93%	提供企業管理服務
speedinsure Global Limited	英屬處女群島	10,000美元	70%	–	投資控股
speedinsure.com Limited	香港	10,000港元	–	70%	提供銷售與履行交收服務
Cyber Insurance Brokers Limited	香港	5,000,000港元	–	70%	保險經紀業務
NETdefence Company Limited	香港	10,000港元	–	51%	提供互聯網保安解決方案
e-Kong Pillars Limited	英屬處女群島	1美元	100%	–	投資控股
e-Kong Ventures Limited	英屬處女群島	1美元	100%	–	投資控股

本公司董事認為，上述概要列出之本公司附屬公司，乃對本集團之業績有重大影響或構成本集團資產淨值之主要部份。董事認為，列出其他附屬公司之詳情會使本附註過於冗長，故未有列載有關資料。

11. 聯營公司權益

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
佔資產淨值	–	(1,911)	–	–
應收聯營公司款項	–	6,749	–	6,806
	–	4,838	–	6,806

於結算日,於聯營公司之投資為佔CIB (Holdings) Limited(一間於英屬處女群島註冊成立之暫無營業公司)已發行股本28%。

12. 證券投資

	本集團	
	二零零二年	二零零一年
	千港元	千港元
按成本減撥備:		
股本證券,非上市	3,452	31,434

13. 其他投資

	本集團	
	二零零二年	二零零一年
	千港元	千港元
按市值:		
股本證券,香港以外地區上市	91	16,560
證券組合,非上市	–	31,177
	91	47,737

14. 貿易及其他應收款項

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
應收貿易款項	**44,976**	37,943	**–**	–
其他應收款項				
按金、預付款項及其他應收款項	**6,932**	16,287	**2,168**	843
	51,908	54,230	**2,168**	843

本集團信貸銷售之信貸期由30日至90日不等。貿易及其他應收款項包括應收貿易款項(扣除呆壞賬撥備),有關賬齡分析如下:

	本集團	
	二零零二年	二零零一年
	千港元	千港元
即期	**43,402**	29,048
1至3個月	**432**	5,922
超過3個月但少於12個月	**1,142**	2,973
	44,976	37,943

15. 已抵押存款

於結算日,本集團及本公司分別抵押為數7,740,000港元(二零零一年:7,107,000港元)及3,045,000港元(二零零一年:3,007,000港元)之存款予銀行,作為銀行就本集團如期付款而向若干電信營運商發出擔保之抵押。

16. 貿易及其他應付款項

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*
應付貿易款項	**45,067**	42,041	**–**	–
其他應付款項				
應計費用及其他應付款項	**36,143**	56,515	**5,492**	2,816
應付附屬公司	**–**	–	**4,602**	4,521
	81,210	98,556	**10,094**	7,337

貿易及其他應付款項包括應付貿易款項，有關賬齡分析如下：

	本集團	
	二零零二年	二零零一年
	千港元	*千港元*
即期	**25,300**	12,617
1至3個月	**7,877**	16,580
超過3個月但少於12個月	**11,890**	12,844
	45,067	42,041

17. 財務租賃承擔

須於下列期間償還之財務租賃承擔：

	本集團			
	最低租金付款		最低租金付款之現值	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
一年內	**6,744**	12,555	**6,566**	11,372
1年後但於2年內	**900**	5,123	**830**	4,885
	7,644	17,678	**7,396**	16,257
未來融資費用	**(248)**	(1,421)	**–**	–
租賃承擔之現值	**7,396**	16,257	**7,396**	16,257

18. 已發行股本

	二零零二年		二零零一年	
	股份數目	金額	股份數目	金額
法定股本		千港元		千港元
優先股				
於一月一日及 十二月三十一日，每股面值1港元	**288,929,402**	**288,929**	288,929,402	288,929
普通股				
於一月一日，每股面值0.02港元	**6,000,000,000**	**120,000**	3,000,000,000	60,000
普通股增加	**–**	**–**	3,000,000,000	60,000
普通股拆細	**6,000,000,000**	**–**	–	–
於十二月三十一日，每股面值0.01港元（二零零一年：0.02港元）	**12,000,000,000**	**120,000**	6,000,000,000	120,000
		408,929		408,929

18. 已發行股本（續）

已發行及繳足股本	二零零二年 股份數目	二零零二年 金額 千港元	二零零一年 股份數目	二零零一年 金額 千港元
優先股				
於一月一日，				
每股面值1港元	9,680,000	9,680	9,680,000	9,680
兌換成普通股	(9,680,000)	(9,680)	–	–
於十二月三十一日，				
每股面值1港元	–	–	9,680,000	9,680
普通股				
於一月一日，				
每股面值0.02港元	4,699,262,008	93,985	1,559,959,336	31,199
優先股兌換	9,680,000	194	–	–
每股面值由0.02港元削減				
為每股面值0.0005港元	–	(91,824)	–	–
合併股份	(4,473,494,908)	–	–	–
發行普通股	235,447,100	2,354	3,139,294,672	62,786
行使購股權	–	–	8,000	–
於十二月三十一日，				
每股面值0.01港元				
（二零零一年：0.02港元）	470,894,200	4,709	4,699,262,008	93,985
合計		4,709		103,665

18. 已發行股本(續)

年內，有關本公司股本變動之詳情如下：

(a) 於二零零二年十月，合共9,680,000股每股面值1港元之優先股被強制按每股0.98港元之溢價轉換成9,680,000股每股面值0.02港元之普通股。

(b) 於二零零二年十一月二十一日，股東召開股東特別大會，並在會上批准下列股本重組及拆細法定股本：

(i) **股本重組**

所有當時現有已發行股份之面值因注銷每股面值0.0195港元而自每股面值0.02港元削減至每股面值0.0005港元(「削減股份」)。

削減股本所產生之進賬額91,824,000港元及於本公司股份溢價賬中之進賬額1,196,239,000港元已用於抵銷本公司於二零零一年十二月三十一日之累積虧損680,601,000港元，而餘額607,462,000港元則列入本公司之實繳盈餘賬內。

每20股每股面值0.0005港元之已發行削減股份合併為1股每股面值0.01港元之普通股(「合併股份」)。

(ii) **拆細法定股本**

本公司股本中所有每股面值0.02港元之法定但未發行之普通股股份已拆細為本公司股本中兩股每股面值0.01港元之新普通股股份。

(c) 於二零零二年十二月，235,447,100股每股面值0.01港元之新普通股按每股面值0.01港元之新普通股供1股供股股份之基準發行，每股發售價為0.12港元(「供股」)。

董事擬將供股所得款項淨額約25,000,000港元用作本公司之營運資金。

所有於年內發行之新普通股在各方面與本公司之現有普通股享有同等權利。

19. 購股權

(a) 本公司

根據於一九九九年十月二十五日舉行之股東特別大會上採納之本公司僱員購股權計劃(「舊購股權計劃」),本公司董事曾可按該計劃規定之條款及條件,酌情邀請本集團之合資格僱員(包括本公司之執行董事)接納可認購本公司股份之購股權。本公司已於二零零二年六月二十八日舉行之股東特別大會上終止舊購股權計劃,惟根據該計劃已授出但未行使之購股權其後仍然有效並受該計劃條款約束。

於二零零二年六月二十八日,本公司採納一項新購股權計劃(「新購股權計劃」)以符合上市規則第17章之新規定。根據新購股權計劃,董事會可按該計劃規定之條款及條件,酌情授出購股權予(i)本集團各成員公司或聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商;及/或(ii)全權信託對象包括上述任何人士之任何全權信託。本公司自採納新購股權計劃以來並無據其授出任何購股權。

19. 購股權（續）

(a) 本公司（續）

於結算日，本公司根據舊購股權計劃已授出但尚未行使之購股權詳情如下：

			購股權數目					
授出日期	行使期	經調整行使價 港元	於二零零二年一月一日	經調整	年內授出	年內行使	年內註銷／失效	於二零零二年十二月三十一日
一九九九年十月二十五日	二零零零年十月二十五日至二零零九年十月二十四日	1.40	42,111,235	4,211,124	–	–	(2,846,124)	1,365,000
一九九九年十一月十六日	二零零零年十一月十六日至二零零九年十月二十四日	1.60	4,825,000	482,500	–	–	(475,000)	7,500
一九九九年十二月二十三日	二零零零年十二月二十三日至二零零九年十月二十四日	2.00	3,950,000	395,000	–	–	(25,000)	370,000
二零零零年一月三日	二零零一年一月三日至二零零九年十月二十四日	2.30	3,025,000	302,500	–	–	(2,500)	300,000
二零零零年一月二十四日	二零零零年一月二十四日至二零零九年十月二十四日	2.30	28,700,000	2,870,000	–	–	(2,870,000)	–
二零零零年一月二十四日	二零零零年二月二十一日至二零零九年十月二十四日	2.30	7,500,000	750,000	–	–	(150,000)	600,000
二零零零年一月二十五日	二零零零年三月一日至二零零九年十月二十四日	2.30	2,500,000	250,000	–	–	(50,000)	200,000
二零零零年三月三日	二零零零年四月三日至二零零九年十月二十四日	7.60	19,000,000	1,900,000	–	–	(380,000)	1,520,000
二零零零年三月三日	二零零一年三月三日至二零零九年十月二十四日	7.60	3,150,000	315,000	–	–	–	315,000
二零零零年四月二十八日	二零零一年四月二十八日至二零零九年十月二十四日	3.30	4,915,000	491,500	–	–	–	491,500
二零零零年八月九日	二零零一年八月九日至二零零九年十月二十四日	2.30	550,000	55,000	–	–	–	55,000
二零零零年十月二十五日	二零零一年十月二十五日至二零零九年十月二十四日	1.20	9,932,274	993,226	–	–	(953,226)	40,000
二零零一年五月十六日	二零零一年五月十六日至二零零三年四月一日	0.80	200,000	20,000	–	–	–	20,000
合計			130,358,509	13,035,850	–	–	(7,751,850)	5,284,000

19. 購股權（續）

(a) 本公司（續）

每份購股權之行使價格已就分別於二零零二年十一月及十二月進行之股本重組及供股而作出調整，調整方法為先將每股行使價格乘20，然後再除以2。

購股權之數目已就分別於二零零二年十一月及十二月進行之股本重組及供股而作出調整，調整方法為先將購股權之數目除以20（任何碎股向下調整至最接近之整數），然後再乘2。

(b) 附屬公司

本公司若干附屬公司各自根據本公司於二零零一年四月二十五日舉行之股東特別大會上採納及批准之本公司附屬公司購股權計劃規則及程序（「舊計劃規則及程序」）之條款及條件，分別採納僱員購股權計劃（「舊附屬公司計劃」）。據此，本公司若干董事及主要行政人員（彼等亦為該等附屬公司之董事），與及該等附屬公司之僱員乃曾合符資格可根據所載條款及條件認購有關附屬公司之股份。舊附屬公司計劃其後由附屬公司在二零零二年六月二十八日召開之本公司股東特別大會上註銷舊計劃規則及程序之時告終止。自各自之舊附屬公司計劃獲採納以來，各附屬公司並無據其授出任何購股權。

於二零零二年六月二十八日，本公司就其附屬公司之購股權計劃採納新計劃規則及程序（「新計劃規則及程序」），以符合上市規則第17章之新規定。各附屬公司可按新計劃規則及程序之條款及條件採納彼等各自之購股權計劃。據此，各有關附屬公司之董事會可酌情授出各自之購股權予(i)附屬公司及其附屬公司、其任何控股公司或任何聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商；及／或(ii)全權信託對象包括任何上述人士之任何全權信託。自採納新計劃規則及程序以來，概無附屬公司根據新計劃規則及程序之條款及條件採納彼等各自之購股權計劃。

20. 儲備

	股份溢價	匯兌儲備	資本贖回儲備	綜合賬目之商譽	實繳盈餘	累計虧損	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團							
於二零零一年一月一日	1,122,734	(388)	6	(69,335)	–	(252,280)	800,737
發行股份	70,638	–	–	–	–	–	70,638
發行股份之開支	(6,131)	–	–	–	–	–	(6,131)
換算海外附屬公司時之匯兑差額	–	381	–	–	–	–	381
撇銷綜合賬目時產生之商譽	–	–	–	69,335	–	–	69,335
股東應佔虧損淨額	–	–	–	–	–	(681,315)	(681,315)
於二零零一年十二月三十一日	1,187,241	(7)	6	–	–	(933,595)	253,645
於優先股轉換時按溢價發行之股份	9,486	–	–	–	–	–	9,486
股份面值由每股面值0.02港元削減至每股面值0.0005港元	–	–	91,824	–	–	–	91,824
股本重組	(1,196,239)	–	(91,824)	–	607,462	680,601	–
於供股時按溢價發行股份	25,899	–	–	–	–	–	25,899
發行股份開支	(2,926)	–	–	–	–	–	(2,926)
換算海外附屬公司時之匯兑差額	–	7	–	–	–	–	7
股東應佔虧損淨額	–	–	–	–	–	(186,274)	(186,274)
於二零零二年十二月三十一日	**23,461**	**–**	**6**	**–**	**607,462**	**(439,268)**	**191,661**

20. 儲備(續)

	股份溢價 千港元	資本 贖回儲備 千港元	實繳盈餘 千港元	累計虧損 千港元	總額 千港元
本公司					
於二零零一年					
一月一日	1,122,734	6	—	(220,782)	901,958
發行股份	70,638	—	—	—	70,638
發行股份之開支	(6,131)	—	—	—	(6,131)
股東應佔虧損淨額	—	—	—	(459,819)	(459,819)
於二零零一年					
十二月三十一日	1,187,241	6	—	(680,601)	506,646
於優先股轉換時按					
溢價發行之股份	9,486	—	—	—	9,486
股份面值由每股面值					
0.02港元削減至					
每股面值0.0005港元	—	91,824	—	—	91,824
股本重組	(1,196,239)	(91,824)	607,462	680,601	—
於供股時按					
溢價發行股份	25,899	—	—	—	25,899
發行股份之開支	(2,926)	—	—	—	(2,926)
股東應佔虧損淨額	—	—	—	(439,080)	(439,080)
於二零零二年					
十二月三十一日	**23,461**	**6**	**607,462**	**(439,080)**	**191,849**

實繳盈餘乃指本公司於二零零二年十一月進行股本重組而從股份溢價賬轉撥之數額(見財務報表附註18)。根據百慕達1981年公司法(經修訂),實繳盈餘可供分派予股東,惟倘有理由相信出現下列情況,則本公司不得宣派或支付股息、或以實繳盈餘進行分派:

(i) 本公司在作出該付款後不能或將無法償還到期之負債;或

(ii) 本公司資產之可變現價值將因此少於其負債及其已發行股本及股份溢價賬之合共數額。

20. 儲備（續）

於二零零二年十二月三十一日，本公司有下列儲備可供分派予股東：

	二零零二年 千港元	二零零一年 千港元
實繳盈餘	**607,462**	—
累積虧損	**(439,080)**	—
	168,382	—

21. 經營所用現金

	二零零二年 千港元	二零零一年 千港元
除稅前虧損	**(186,274)**	(682,025)
利息收入	**(313)**	(4,216)
財務租賃承擔之利息	**1,080**	1,216
折舊	**46,922**	32,134
出售物業、機器及設備之虧損	**1,630**	1,471
物業、機器及設備之減值虧損	**210**	—
無形資產及商譽撇銷	**—**	114,795
持有其他投資之未變現虧損	**3,117**	240,476
證券投資減值撥備	**27,982**	72,021
出售其他投資之虧損	**13,865**	3,807
應佔聯營公司業績	**(1,911)**	752
壞賬撇銷	**6,266**	27,237
呆賬撥備	**1,238**	6,170
豁免聯營公司所欠款項	**6,764**	—
攤銷無形資產	**—**	2,471
營運資金變動：		
待售物業	**—**	3,734
存貨	**—**	978
貿易及其他應收款項	**(5,182)**	(13,185)
貿易及其他應付款項	**(17,346)**	491
匯率變動之影響	**7**	381
經營所用現金	**(101,945)**	(191,292)

22. 經營租賃承擔

於結算日，根據不可撤銷之土地及樓宇經營租賃須支付之未償還承擔如下：

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
一年內	**6,925**	10,361	**–**	651
第二至第五年（包括首尾兩年在內）	**3,717**	4,144	**–**	–
	10,642	14,505	**–**	651

23. 遞延稅項

於結算日，未撥備之遞延稅項負債／(資產)之主要部分如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
免稅額超過折舊	**1,163**	2,691
稅項虧損結轉	**(182,124)**	(88,833)
	(180,961)	(86,142)

24. 結算日後事項

於二零零三年一月，本集團就按1,500,000港元之代價出售本公司兩家全資附屬公司與獨立第三方訂立買賣協議。該1,500,000港元之代價已於此等財務報表之日期前收迄。

於出售該兩家從事提供企業管理服務之附屬公司後，本集團之企業管理服務業務自二零零三年一月起已告終止。

以下乃本年度企業管理服務之營業額、業績及現金流量淨額已列入財務報表內：

	二零零二年 千港元	二零零一年 千港元
營業額	**11,420**	34,912
經營成本	**(22,990)**	(57,524)
除稅前虧損	**(11,570)**	(22,612)
稅項	**–**	–
除稅後日常業務之虧損	**(11,570)**	(22,612)
現金流量淨額		
經營業務	**(9,304)**	(19,052)
投資業務	**17**	(4,469)
融資業務	**7,717**	23,077
	(1,570)	(444)

24. 結算日後事項（續）

以下乃將予出售之企業管理服務之資產及負債：

	二零零二年 千港元	二零零一年 千港元
資產總額	**2,849**	7,715
負債總額	**(41,065)**	(34,361)
負債淨額	**(38,216)**	(26,646)

25. 分類資料

本年度本集團之業務按主要業務及地區劃分之分析如下：

(a) 按業務劃分

截至二零零二年十二月三十一日止年度

	電訊服務 千港元	企業管理服務 千港元	其他 千港元	綜合 千港元
營業額				
對外銷售	298,543	11,420	6,783	316,746
業績				
經營虧損	(103,493)	(11,570)	(9,789)	(124,852)
融資成本				(1,080)
其他經營收入及開支				(31,154)
持有其他投資之未變現虧損				(3,117)
證券投資減值撥備				(27,982)
應佔聯營公司業績				1,911
股東應佔虧損淨額				(186,274)
其他資料				
資本開支	24,652	25	100	
折舊	43,039	1,401	1,921	
主要非現金開支（折舊及攤銷除外）	7,804	821	77	

	電訊服務 千港元	企業管理服務 千港元	其他 千港元	對銷 千港元	綜合 千港元
資產					
分類資產	254,432	2,849	3,711	(77)	260,915
未予分配資產					24,061
					284,976
負債					
分類負債	79,562	3,013	1,557	(77)	84,055
未予分配負債					4,551
					88,606

25. 分類資料（續）

(a) 按業務劃分（續）

截至二零零一年十二月三十一日止年度

	電訊服務 千港元	企業管理服務 千港元	其他 千港元	綜合 千港元
營業額				
對外銷售	224,162	34,912	4,822	263,896
業績				
經營虧損	(163,391)	(22,612)	(16,107)	(202,110)
無形資產及商譽撇銷	(105,628)	(2,508)	(6,659)	(114,795)
	(269,019)	(25,120)	(22,766)	(316,905)
融資成本				(1,216)
其他經營收入及開支				(50,655)
持有其他投資之未變現虧損				(240,476)
證券投資減值撥備				(72,021)
應佔聯營公司業績				(752)
經常業務虧損				(682,025)
少數股東權益				710
股東應佔虧損淨額				(681,315)
其他資料				
資本開支	158,635	3,076	1,234	
折舊及攤銷	30,725	1,286	2,076	
主要非現金開支（折舊及攤銷除外）	7,678	—	271	

	電訊服務 千港元	企業管理服務 千港元	其他 千港元	對銷 千港元	綜合 千港元
資產					
分類資產	268,899	8,134	9,715	(382)	286,366
聯營公司權益					4,838
未予分配資產					180,919
					472,123
負債					
分類負債	106,417	4,405	804	(382)	111,244
未予分配負債					3,569
					114,813

25. 分類資料(續)

(b) 按地區劃分

按地區呈報資料時,收入乃根據客戶所在之地區而劃分。分類資產及資本開支乃根據資產所在之地區劃分。

截至二零零二年十二月三十一日止年度

	亞太地區 千港元	北美洲 千港元	綜合 千港元
營業額			
對外銷售	139,282	177,464	316,746
業績			
經營虧損	(43,105)	(81,747)	(124,852)
融資成本			(1,080)
其他經營收入及開支			(31,154)
持有其他投資之未變現虧損			(3,117)
投資證券減值撥備			(27,982)
應佔聯營公司業績			1,911
股東應佔虧損淨額			(186,274)
其他資料			
分類資產	45,503	215,412	260,915
未予分配資產			24,061
			284,976
資本開支	2,257	22,520	

25. 分類資料(續)

(b) 按地區劃分(續)

截至二零零一年十二月三十一日止年度

	亞太地區 千港元	北美洲 千港元	綜合 千港元
營業額			
對外銷售	150,319	113,577	263,896
業績			
經營虧損	(105,181)	(96,929)	(202,110)
無形資產及商譽撇銷	(79,102)	(35,693)	(114,795)
	(184,283)	(132,622)	(316,905)
融資成本			(1,216)
其他經營收入及開支			(50,655)
持有其他投資之未變現虧損			(240,476)
投資證券減值撥備			(72,021)
應佔聯營公司業績			(752)
經常業務虧損			(682,025)
少數股東權益			710
股東應佔虧損淨額			(681,315)
其他資料			
分類資產	132,632	153,734	286,366
聯營公司權益			4,838
未予分配資產			180,919
			472,123
資本開支	92,311	71,167	

26. 比較數字

於採納香港會計師公會所頒佈之會計實務準則第15號(已修訂)「現金流量報表」後，於綜合現金流量表及相關附註內所載之比較資料已重新分類，以便與本年度之呈報方式一致。

本集團之業績、資產及負債概要

	本集團截至十二月三十一日止五個年度之業績				
	二零零二年	二零零一年	二零零零年	一九九九年	一九九八年
	千港元	千港元	千港元	千港元	千港元
營業額					
持續經營業務	**316,746**	263,896	76,652	44,210	54,334
已終止業務	**–**	–	23,473	1,035	–
	316,746	263,896	100,125	45,245	54,334
經營(虧損)/溢利	**(188,185)**	(681,273)	5,105	(75,170)	(55,323)
應佔聯營公司業績	**1,911**	(752)	(1,110)	–	–
除税前(虧損)/溢利	**(186,274)**	(682,025)	3,995	(75,170)	(55,323)
税項	**–**	–	(739)	(739)	(1,763)
除税後經常業務(虧損)/溢利	**(186,274)**	(682,025)	3,256	(75,909)	(57,086)
少數股東權益	**–**	710	(1,954)	(2,499)	(6,469)
股東應佔(虧損)/溢利淨額	**(186,274)**	(681,315)	1,302	(78,408)	(63,555)
每股(虧損)/盈利					
基本	**(0.74港元)**	(6.75港元)	0.015港元	(1.92港元)	(2.39港元)
攤薄	**不適用**	不適用	0.013港元	不適用	不適用

由於二零零二年之股份合併及供股發行，故此一九九八年至二零零一年之數字已經調整，以便作出比較。

本集團之業績、資產及負債概要（續）

	本集團於十二月三十一日之資產及負債				
	二零零二年	二零零一年	二零零零年	一九九九年	一九九八年
	千港元	千港元	千港元	千港元	千港元
非流動資產	**194,182**	251,700	448,483	16,295	70,179
流動資產	**90,794**	220,423	491,491	115,752	15,406
總資產	**284,976**	472,123	939,974	132,047	85,585
減：					
非流動負債	**830**	4,885	–	–	–
流動負債	**87,776**	109,928	98,239	14,346	9,278
總負債	**88,606**	114,813	98,239	14,346	9,278
	196,370	357,310	841,735	117,701	76,307
減：					
少數股東權益	**–**	–	119	12,441	10,739
資產淨值	**196,370**	357,310	841,616	105,260	65,568

茲通告e-Kong Group Limited(「本公司」)將於二零零三年五月二十三日(星期五)上午十時正假座香港金鐘道89號力寶中心第二座3805室舉行股東週年大會，藉以處理下列事項：

普通事項

1. 省覽採納截至二零零二年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告；

2. 重選退任董事及釐定其酬金；

3. 續聘核數師，並授權董事會釐定其酬金；

特別事項

4. 考慮並酌情通過(不論有否修訂)下列決議案為普通決議案：

A. 「**動議：**

(a) 除本決議案第(c)分段另有規限外，一般及無條件批准本公司董事於有關期間(定義見下文)內行使本公司一切權力，以配發、發行或以其他方式處理本公司股本中每股面值0.01港元之額外股份，或可轉換為股份之證券，或購股權、認股權證，或可認購任何股份之類似權利，並按照及根據所有適用法例作出或授出可能需行使該等權力之建議、協議或購股權；

(b) 根據本決議案第(a)分段所述之批准授權本公司董事於有關期間內作出或授予可能需於有關期間之後行使該等權力之建議、協議或購股權；

(c) 本公司董事會依據本決議案第(a)分段所載批准所配發或有條件或無條件同意配發(不論是否根據購股權或以其他方式配發)及發行之股本面值總額，惟不包括因下列事項而發行之股份：

(i) 配售新股(定義見下文)；或

(ii) 根據本公司不時之公司細則進行之以股代息計劃或類似安排發行之股份，以替代本公司之全部或部份股息；或

(iii) 因任何購股權計劃授出之任何購股權獲行使或本公司股東當時採納及批准有關向本公司及／或任何其附屬公司之董事或僱員或其他合資格參加者授出或發行之股份或可認購本公司股份之權利之類似安排；或

(iv) 行使本公司可能發行之本公司股本中每股面值1.00港元非累積可兑換可贖回優先股所附贖回或兑換權；或

(v) 行使本公司可能發行之任何認股權證或任何其他可換股證券所附認股權或兑換權，

不得超過本決議案通過當日本公司已發行股本面值總額20%，而上述批准亦以此數額為限；及

(d) 就本決議案而言：

「有關期間」乃指由本決議案通過之日起至下列三項中之較早者之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿時；及

(iii) 在本決議案下之授權經本公司股東在股東大會上以普通決議案予以撤銷或修改之日。

「配售新股」乃本公司董事於指定期間，向指定記錄日期名列本公司股東名冊之本公司股份持有人或任何類別股份持有人，按彼等之持股股份或任何類別股份比例發售股份建議，惟本公司董事可就零碎股份，

或任何地區適用於本公司之法例之限制或責任，或任何認可監管機構或任何證券交易所之任何規定，作出其認為必要或權宜之豁免或其他安排。」

B. 「**動議**：

(a) 除本決議案第(b)分段規限外，一般性及無條件批准本公司董事於有關期間(定義見下文)內行使本公司一切權力，在香港聯合交易所有限公司(「聯交所」)或本公司股份可能上市且獲證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所(「認可證券交易所」)，購回本公司股份，惟須所有適用法例及／或符合聯交所及(如適用)任何其他認可證券交易所不時修訂之證券上市規則之規定；

(b) 本公司根據本決議案第(a)分段於有關期間購回之股份面值總額不得超過本決議案通過當日本公司已發行股本面值總額10%，而上述批准亦以此數額為限；及

(c) 就本決議案而言：

「有關期間」乃指由本決議案通過之日起至下列三項中之較早者之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿時；或

(iii) 在本決議案下之授權經本公司股東在股東大會上以普通決議案予以撤銷或修改之日。」

C.　「動議待第4A及第4B項決議案獲通過後，謹此擴大本公司根據通告第4A項決議案授予以配發、發行及處理本公司額外股份之一般權利，方法為加入本公司董事根據該一般授權而可能配發、發行及處理，或有條件或無條件同意將予配發、發行及處理之本公司股份面值總額(即本公司根據第4B項決議案所授予之授權而購回之本公司股本面值總額)，惟所擴大之面值將不得超過本公司於通過本決議案當日之已發行股本面值總額之10%」。

承董事會命
公司秘書
王培芬

香港，二零零三年四月十日

附註：

1. 凡有權出席上述通告所召開之大會(或其任何續會)並於會上投票之股東，均有權委任一位代表代其出席大會及投票。受委代表毋須為本公司股東。

2. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經公證人簽署認證之授權書或授權文件副本，必須於大會或其任何續會指定舉行時間48小時前送達本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。

3. 填妥及交回代表委任表格後，股東仍可親身出席大會及於會上投票。倘股東出席大會，則代表委任表格將視為已撤回論。

4. 倘為任何股份之聯名股份持有人，其中一名聯名持有人可於大會上親身或委派代表就該等股份投票，猶如彼為該等股份之唯一持有人。惟倘超過一名聯名持有人親身或委派代表出席大會，則以於本公司股東名冊中就該等股份而言排名較先之聯名持有人方有權就該等股份投票。

5. 載有關於上述第4項決議案詳情之説明文件將連同本公司二零零二年年報寄予各股東及有關人士。